EXHIBIT 99.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT
(GOLD AND SILVER)

ORION CO-INVESTMENTS II (STREAM) LIMITED and BTO MIDAS L.P. and
Each other Person that becomes a Purchaser
as Purchasers

– and –

PRETIUM RESOURCES INC.

– and –

PRETIUM EXPLORATION INC.
as Seller

– and –

ORION CO-INVESTMENTS II (STREAM) LIMITED
as Purchasers’ Agent

– and –

ORION CO-INVESTMENTS II (ED) LIMITED
as Collateral Agent

-i-

-ii-

-iii-

THIS PURCHASE AND SALE AGREEMENT dated September 15, 2015

BETWEEN:

ORION CO-INVESTMENTS II (STREAM) LIMITED, an exempted company formed under the laws of Bermuda, BTO MIDAS L.P., a limited partnership formed under the laws of the Cayman Islands, and each other Person who becomes a purchaser in accordance with this Agreement (each, a “Purchaser”, and together, the “Purchasers”)

– and –

PRETIUM RESOURCES INC., a company formed under the laws of British Columbia (“Pretium”)

– and –

PRETIUM EXPLORATION INC., a company formed under the laws of British Columbia (the “Seller”)

– and –

ORION CO-INVESTMENTS II (STREAM) LIMITED, an exempted company formed under the laws of Bermuda, in its capacity as the Purchasers’ Agent (the “Purchasers’ Agent”)

– and –

ORION CO-INVESTMENTS II (ED) LIMITED, an exempted company formed under the laws of Bermuda, in its capacity as the Collateral Agent (the “Collateral Agent”)

WITNESSES THAT:

WHEREAS the Seller, a wholly-owned Subsidiary of Pretium, is the sole owner of the Project Real Property, and is currently developing the Project;

AND WHEREAS the Seller has agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from the Seller, Refined Gold and Refined Silver produced from the Project Real Property, subject to and in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions

In this Agreement, including in the recitals and schedules hereto: “Abandonment Property” has the meaning set out in Section 7.6.

“Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (i) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (ii) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

“Aggregate Gold Quantity” means the product of (i) the difference between (1) 7,067,000 ounces of Refined Gold and (2) the aggregate ounces of Refined Gold that have been sold and delivered to and for which the Seller has received payment, including pursuant to the Offtake Agreement, prior to the applicable Delivery Start Date and (ii) the Designated Metal Percentage.

“Aggregate Silver Quantity” means the product of (i) the difference between (1) 26,297,000 ounces of Refined Silver and (2) the aggregate ounces of Refined Silver that have been sold and delivered to and for which the Seller has received payment prior to the applicable Delivery Start Date and (ii) the Designated Metal Percentage.

“Agreement” means this purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada or, to the extent applicable to any Pretium Group Member, elsewhere, including any regulations, guidelines or orders thereunder.

“Annual Forecast Report” means a written report in relation to a fiscal year with respect to the Project, to be prepared by or on behalf of the Seller, including with reasonable detail a forecast, based on the then current Mine Plan, for such fiscal year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of:

(i)	the tonnes and estimated grade of Minerals to be mined; and

(ii)	the tonnes and grade of Minerals to be processed, and expected recoveries for gold, silver and other types of marketable Minerals.

“Annual Operations Report” means a written report in relation to a fiscal year with respect to the Project, to be prepared by or on behalf of the Seller, which shall include all of the information pertaining to the construction, commissioning or operations contained in annual reports prepared and provided to the board of directors of any of the Pretium Group Members and, to the extent not contained in such reports, will also contain, for such year:

(i)	the tonnes and grade of Minerals mined during such year;

(ii)	the tonnes and estimated grade of Minerals stockpiled during such year and as of the end of such year;

(iii)	the tonnes and grade of Minerals processed during such year and recoveries for gold, silver, and other types of marketable Minerals;

(iv)	the number of ounces of gold and silver Outturned by any Refinery and Smelter during such year;

(v)	the estimated number of ounces of gold and silver contained in Minerals processed as of the end of such year that have not yet been delivered to or Outturned by any Refinery or Smelter;

(vi)
a statement setting out the mineral reserves and mineral resources (by category) prepared in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries) as of the end of such year;

(vii)	a review of the development and operating activities for such year, including:

(1)	the amount and a description of operating and capital expenditures (excluding exploration expenditures) and variances from projected operating and capital expenditures;

(2)	a report on any material issues or departures from that contemplated by the Mine Plan, as applicable as of the first day of such year;

(3)
any actual or expected materially adverse impact on development or production or recovery of gold or silver, whether as to quantity or timing, together with the details of the plans to resolve or mitigate such matters; and

(4)	if applicable, the percentage completion compared to the Mine Plan of the major elements of construction and the anticipated Commercial Production Date, if it has not yet then occurred;

(viii)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any non-compliance with the then-current Anti-Corruption Policy; and

(ix)
details of any Encumbrances, other than Permitted Encumbrances and Encumbrances securing the obligations under any Secured Financing following the Deposit Reduction Date, placed on the assets or properties of any Pretium Group Member greater than $10,000,000 in the aggregate.

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada) and, to the extent applicable to any Pretium Group Member, the United Kingdom Bribery Act 2010, and the United States Foreign Corrupt Practices Act of 1977, and all other laws, rules, and regulations of any jurisdiction applicable to any Pretium Group Member from time to time concerning or relating to bribery or corruption.

“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of Pretium adopted by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with Section 6.3.

“Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body, in each case to the extent applicable to and legally binding upon or having the force of law over any specified Person, property, transaction or event, or any of such Person’s property or assets.

“Arbitration Rules” means the International Arbitration Rules of the International Centre for Dispute Resolution.

“Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Board” means the board of directors of Pretium.

“Business” means the business of the Pretium Group Members, taken as a whole, as described in the Public Disclosure Documents, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in any one of New York City, New York, Hamilton, Bermuda, Vancouver, British Columbia or London, England, or (ii) a day on which banks are generally closed in any one of those cities.

“Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

“Change of Control” of a Person (the “Subject Person”) means the consummation of any transaction or event, including any consolidation, business combination, arrangement, amalgamation or merger or any issue, Transfer or acquisition of securities, the result of which is that any other Person (other than an Affiliate of the Subject Person) or group of other Persons (other than an Affiliate of the Subject Person) acting jointly or in concert for purposes of such transaction or event (1) becomes the beneficial owners, directly or indirectly, of more than 50% of the votes attached to the voting securities of the Subject Person or (2) otherwise acquires Control, directly or indirectly, of the Subject Person, including through the occupation of a majority of the seats (other than the vacant seats) on the Board by individuals who were neither (i) nominated by the Board nor (ii) appointed, approved or endorsed by members of the Board.

“Closing Date” means the date of which the Seller has satisfied the conditions in Section 3.2.

“Collateral” means the Project Property and any presently held and future acquired undertaking, property and assets charged or intended to be charged pursuant to the Security Documents.

“Collateral Agent” means Orion Co-Investments II (ED) Limited, in its capacity as collateral agent for the Purchasers under this Agreement, or any successor Collateral Agent appointed by the Majority Purchasers (including pursuant to the Intercreditor Agreement).

“Commercial Production Date” means the first day of the calendar month immediately following the first calendar month during which the Process Plant processes ore at an average rate of ●% of one-twelfth of yearly nameplate capacity (as set forth in the Mine Plan).

“Commingling Plan” has the meaning set out in Section 6.2(c).

“Completion Date” means the first day of the calendar month immediately following the first period of two consecutive calendar months during which the Process Plant processes ore at an average rate of ●% of one-twelfth of yearly nameplate capacity (as set forth in the Mine Plan).

“Confidential Information” has the meaning set out in Section 6.8(a).

“Construction Budget” means the $746,935,000 budget for the construction of the Project, as set forth at Schedule A, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Contract” means any agreement, contract, lease, licence or mineral claim, and includes any unilateral instrument such as a mortgage, deed of trust, debenture, note or indenture, provided the same creates a legally valid and binding contractual obligation of the grantor thereunder, enforceable by the grantee in accordance with its terms.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise, and “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Agreement” means the credit agreement to be dated the date of this Agreement between Pretium, as borrower, the Seller and 089, as guarantors, Orion Co-Investments II (ED) Limited, as lender, and the other lenders who become party thereto, and Orion Co-Investments II (ED) Limited, as administrative agent, providing for the Credit Facility, as it may be amended from time to time.

“Credit Facility” means the senior secured loan facility provided for by the Credit Agreement making up to $350,000,000 available to Pretium for construction and development financing for the Project.

“Date of Delivery” has the meaning set out in Section 2.3(c).

“Debt” means, at any time, with respect to any Person, on a consolidated basis with its Subsidiaries, without duplication excluding any interest component thereof (whether actual or imputed) that is not due and payable, but including any interest that has been capitalized (including by way of original issue discount), the aggregate of all the liabilities of that Person at that time that, according to IFRS, are required to appear in that Person’s financial statements, including (except to the extent specified below to be excluded) the following amounts, each calculated in accordance with IFRS:

(i)
all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(ii)	the face amount of all bankers’ acceptances and similar instruments;

(iii)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(iv)
the aggregate amount at which any securities of such Person that are redeemable or retractable at the option of the holder of such securities (except where the holder is such Person) may be redeemed or retracted following the Deposit Reduction Date for cash, cash equivalents or other Debt of such Person;

(v)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;

(vi)	the amount of all contingent liabilities in respect of letters of credit, performance bonds, surety bonds and similar instruments;

(vii)	accounts payable and accruals that are over 120 days past due (except to the extent being contested in good faith);

(viii)	Hedging Exposure of such Person;

(ix)
contingent liabilities in respect of product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable; and

(x)	the amount of the contingent liability under any Guarantee in any manner of any part or all of an obligation of another Person of the type included in items (i) through (ix) above;

but excluding, for greater certainty, any obligation that is on account of (A) reserves for deferred income taxes or general contingencies, or (B) trade accounts payable and accrued liabilities (including income taxes payable) incurred in connection with the Project.

“Delivery Start Date” means January 1, 2020 unless (i) Pretium exercises the 2018 Stream Option, in which case it will be January 1, 2019, or (iii) Pretium exercises the 2019 Stream Option, in which case it will also be January 1, 2020.

“Deposit” has the meaning set out in Section 3.1(a).

“Deposit Reduction Date” means the date on which the Deposit is reduced to nil in accordance with this Agreement or, as provided in Section 3.1(d), deemed to be reduced to nil.

“Designated Metal Percentage” means, in respect of each Outturn, 8%, unless
(i)   Pretium exercises the 2018 Stream Option, in which case it will be 3.0%, or
(ii)  Pretium exercises the 2019 Steam Option, in which case it will be 4.0%, in each case of the number of ounces of Refined Gold and Refined Silver produced from Minerals and credited to the Seller by any Refinery or Smelter after the applicable Delivery Start Date.

“EAs” means, collectively, (i) the Brucejack Gold Mine Project Environmental Assessment Report dated July 2015 (as may be updated, supplemented or replaced from time to time) by the Canadian Environmental Assessment Agency, and (ii) the Assessment Report for the Brucejack Gold Mine Project dated March 2015 (as may be updated, supplemented or replaced from time to time) by the British Columbia Environmental Assessment Agency).

“Encumbrance” means, with respect to any Person, any mortgage, debenture, pledge, hypothec, lien, charge, contractual right of set-off (to the extent resulting in a security interest), assignment by way of security, or security interest, including a purchase money security interest in respect of any such Person’s property, or any consignment by way of security or the interest of the lessor under any lease constituting a Capital Lease Obligation or any other security agreement, trust or arrangement having the effect of creating an interest in any property of such Person as security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer” and “Encumbered” shall have corresponding meanings.

“Environmental Laws” means all Applicable Laws relating to (i) the protection of the environment, (ii) preservation or reclamation of natural resources, (iii) human health and safety as it relates to environmental matters, contaminants and hazardous substances, (iv) hazardous substances and contaminants, (v) the assessment of environmental and social impacts, or (vi) the rehabilitation, reclamation and closure of lands used in connection with the Project.

“Equity Investment” means the subscription by Orion Co-Investments II (ED) Limited and BTO Midas L.P. for an aggregate of $50 million of common shares of Pretium pursuant to the Subscription Agreement.

“Excluded Taxes” has the meaning set out in Section 13.1(d).

“Financial Statements” means the audited consolidated financial statements of Pretium as at and for the year ended December 31, 2014, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of Pretium for the six-month period ended June 30, 2015, which form part of the Public Disclosure Documents.

[certain definitions omitted

“Fixed Gold Price” means $400.00 per ounce.

“Fixed Silver Price” means $4.00 per ounce.

“Franco-Nevada Royalty” means the 1.2% net smelter return royalty granted in favour of Franco-Nevada Corporation on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver pursuant to:

(i)	Net Smelter Returns Royalty dated August 31, 2001 between Newhawk Gold Mines Ltd and Black Hawk Mining Inc.;

(ii)	Confirmation, Novation and Amending Agreement dated May 13, 2013 between Pretium Exploration Inc., B2Gold Corp. and Franco-Nevada Corporation; and

(iii)	Royalty Assignment dated May 13, 2013 between B2Gold Corp. and Franco-Nevada Corporation.

“Future Authorizations” has the meaning set out in Section (q) of Schedule G hereof.

“General Security Agreement” means one or more agreements pursuant to which the Seller and each Guarantor (other than Pretium) grants a security interest to the Purchasers’ Agent in all of its presently held and future acquired personal property Collateral.

“Gold Market Price” means, with respect to any day, the afternoon per ounce LBMA Gold Price in U.S. dollars quoted by the London Bullion Market Association (currently in partnership with ICE Benchmark Administration) for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that (i) if the LBMA Gold Price is no longer quoted by the London Bullion Market Association, the Gold Market Price shall be determined by reference to the price of Refined Gold in the manner endorsed by the London Bullion Market Association, or (ii) if the London Bullion Market Association ceases to be in operation, the Gold Market Price shall be determined by reference to the price of Refined Gold in the manner endorsed by the World Gold Council, failing which the Gold Market Price will be determined by reference to the price of Refined Gold on a commodity exchange mutually acceptable to the Seller and the Purchasers’ Agent, each acting reasonably.

“Gold Purchase Price” has the meaning set out in Section 2.5.

“Good Industry Practice” means, in relation to any specified decision or undertaking, the exercise of a degree of diligence, skill, care and prudence which would reasonably be expected to be observed by experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances.

“Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

“Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any obligation for Debt of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

“Guarantors” means, collectively, Pretium and each Pretium Entity (other than the Seller). As of the date hereof, Pretium and 089 are the only Guarantors.

“Hazardous Substances” means (i) any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, oil, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos, (ii) any “hazardous substances”, “toxic substances”, “hazardous materials”, “hazardous wastes” or words of similar import under any Environmental Laws, (iii) any other chemical, material, gas or substance, the exposure or release of which is or may be prohibited, limited or regulated by any Environmental Laws, and (iv) any chemical, material, gas or substance that does or may pose a hazard to health and/or safety of Persons or the environment.

“Hedging Exposure” means, in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time, the net amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Hedging Transactions in effect between them at that time of determination if such transactions were to be terminated as the result of the early termination thereof.

“Hedging Transaction” means any transaction which is (i) a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, forward commodity transaction, credit derivative transaction, repurchase or reverse repurchase transaction, securities lending transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any similar transaction (including any option with respect to any of these transactions) or (ii) any combination of these transactions.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(i)
any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the books of such Person in accordance with IFRS; and

(ii)
undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to Applicable Law against such Person’s property or assets or which relate to obligations not due or delinquent.

“Intercreditor Agreement” means the intercreditor agreement to be dated the date of this Agreement between Orion Co-Investments II (ED) Limited in its capacity as Administrative Agent under the Credit Facility, the Purchasers’ Agent on behalf of the Purchasers, the Collateral Agent, the Seller, Pretium and 089, as it may be amended from time to time.

“Investment” means, with respect to any Person, the making by such Person of (i) any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, (ii) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (iii) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

“Key Transaction Documents” means, collectively, the Subscription Agreement, this Agreement, the Credit Agreement, the Intercreditor Agreement and the Offtake Agreement.

“Losses” means any and all damages, claims, losses, diminution of value, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees). Losses shall not include consequential, special, exemplary, indirect, incidental or punitive damages or loss of profits or opportunity except to the extent such losses are awarded to a third party in connection with a claim by a third party.

“Majority Purchasers” means, at any time, all the Purchasers, if there are two or fewer Purchasers, and otherwise two or more Purchasers holding in the aggregate a Purchaser’s Share greater than 66 2/3% or as otherwise agreed to by each of the Purchasers.

“Material Adverse Effect” means a material adverse change to or material adverse effect on:

(i)	the Business or the capitalization, assets, liabilities, operations or condition (financial or otherwise) of the Pretium Group Members, taken as a whole;

(ii)
the ability of the Pretium Group Members, taken as a whole, to develop, construct or operate the Project, or on the economic viability of the Project, substantially as contemplated by the Mine Plan (as in effect at the time of such material adverse change or effect); or

(iii)	the ability of any Pretium Group Member to perform its obligations under any Stream Document to which it is a party; or

(iv)	the rights and remedies of the Purchasers (or any one of them) under the Stream Documents.

provided, in each case, that it shall not include any event, change or effect resulting exclusively from (x) the announcement of the execution of this Agreement or any other Key Transaction Document; (y) any change in the price of the publicly listed stock of Pretium; or (z) any change in gold or silver prices (it being understood that the underlying effects, events, facts or occurrences giving rise to any of (x), (y) or (z) that are not otherwise excluded by this proviso may be determined to constitute, or give rise to, a Material Adverse Effect, and provided further that it shall not include putting the Project into care and maintenance after the Commercial Production Date solely as a result of any change in gold or silver prices.

“Material Contracts” means the Contracts listed on Schedule 1.1.83 to the Credit Agreement and any other Contract to which the Seller, Pretium or any other Guarantor is a party (i) involving the potential expenditure or revenue of more than $● in the aggregate or in excess of $● in any fiscal year or (ii) the loss or termination of which could reasonably be expected to result in a Material Adverse Effect.

“Material Orders” means the Orders listed on Schedule 1.1.84 to the Credit Agreement and any other Order which is material to the Project, having regard to the nature and effect of such Order.

“Material Project Authorization” means the Project Authorizations listed on Schedule 1.1.85 of the Credit Agreement, and any other Project Authorization, the breach, loss or termination of which would be, or could reasonably be expected to be, material to the development of the Project or the commencement and ongoing operation of commercial production (including commercial production transactions).

“Mine Plan” means ●.

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from the Project Real Property, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Project Real Property, and including ore, concentrate and doré and any other products resulting from the further milling, processing or other beneficiation of Minerals.

“Monthly Operations Report” means a written report prepared by or on behalf of the Seller in relation to the immediately preceding calendar month, which report shall include all material information pertaining to the development or operations of the Project, including the following information for such month:

(i)
a review of the material permitting, development or operating activities for the month and a report on any material issues, departures from, or contemplated or potential changes to the Mine Plan, as applicable;

(ii)	until the Completion Date:

(1)	a summary of the actual Project Costs incurred on a cumulative and monthly basis (including costs committed to and/or actually funded, and, if applicable, the expected time of funding);

(2)	variances of actual Project Costs from projected Project Costs in the Mine Plan;

(3)	the percentage completion of the major elements of construction compared to the Mine Plan; and

(4)	the anticipated Completion Date;

(iii)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any non-compliance with the Anti-Corruption Policy; and

(iv)
until the applicable Delivery Start Date, the amount (on a monthly and cumulative basis since the date hereof) of Refined Gold and Refined Silver referred to in clause (2) of each of the definitions of Aggregate Gold Quantity and Aggregate Silver Quantity.

“Monthly Production Report” means a written report in relation to a calendar month with respect to the Project that contains, for such month:

(i)	the tonnes and estimated grade of Minerals mined during such month;

(ii)	the tonnes and estimated grade of Minerals stockpiled during such month (and the total stockpile at the end of such month);

(iii)	the tonnes and estimated grade of Minerals processed during such month and recoveries for gold, silver, and other types of marketable minerals;

(iv)	the number of ounces of gold and silver Outturned by the Refinery during such month;

(v)	the estimated number of ounces of gold and silver contained in Minerals processed as of the end of such month that have not yet been delivered to or Outturned by the Refinery;

(vi)	the aggregate number of ounces of Refined Gold and Refined Silver delivered to the Purchaser under this Agreement up to the end of such month; and

(vii)	a detailed calculation of the Uncredited Balance (if any) as of the end of such month.

“Mortgage” means the mortgage or charge of real property to be granted by 089 in a form to be agreed.

“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators or any successor instrument, rule or policy.

“NPV Criteria” means a calculation of net present value based on (i) the calculation methodology contained in the Technical Report, (ii) the future production set forth in the then current Mine Plan, and (iii) published Selected Commodity Analysts consensus annual future prices for gold and silver. For the purpose of the foregoing, “Selected Commodity Analysts” means the respective division, group or entity of each of the following, which is responsible for forecasting metal prices for gold and silver: Bank of America Merrill Lynch, BMO Capital Markets, CIBC World Markets, Credit Suisse, GMP Securities, Morgan Stanley, RBC Capital Markets, Scotia Capital, TD Securities and UBS Securities, provided that any of the foregoing that has not published forecasts for the applicable metal(s) prior to end of the last calendar quarter shall be excluded with respect to such metal(s) and the foregoing list may be updated by the Parties, acting reasonably, in writing from time to time in order to remove and replace any institution that ceases to publish the relevant information. Where such term is used herein, the reference to consensus prices shall be determined based on the most recent forecast published by such persons.

“NPV of the Remaining Stream” means the net present value of the Purchaser’s rights under this Agreement based on the NPV Criteria.

“Net Proceeds” means, with respect to the receipt of proceeds under Sections 6.6(a) and 6.6(b), the aggregate amount received by the Pretium Group Members less the fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Purchasers’ Agent upon request) incurred or paid to a third party by any Pretium Group Member in connection with the claim giving rise to such proceeds, without deduction for any insurance premiums or similar payments.

“New Owner” has the meaning set out in Section 7.5(a).

“New Parent” has the meaning set out in Section 7.5(b).

“new Triggering Event” has the meaning set out in Section 7.3(i).

“Non-Committed Products” means Refined Gold and Refined Silver which are sold, transferred or otherwise disposed of in the ordinary course of business, provided such sales or transfers are done in compliance with this Agreement and are in excess of the Refined Gold and Refined Silver required to be delivered in compliance with the Offtake Agreement or this Agreement from time to time, and in any event provided further that, prior to the applicable Delivery Start Date, the Seller will not sell, transfer or otherwise dispose of more than 3,533,500 ounces of Refined Gold and 13,148,500 ounces of Refined Silver.

“NYSE” means the New York Stock Exchange.

“Offtake Agreement” means the offtake agreement to be dated the date of this Agreement between the Seller and the Purchaser or an Affiliate of the Purchaser.

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

“Order” means, in respect of any Person, any order, directive, decree, judgment, ruling, award, injunction or direction of any Governmental Body or other decision-making authority of competent jurisdiction which is legally binding on such Person.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Project Real Property.

“Other Rights” means all material licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises held by a Pretium Group Member and issued by or obtained from or which are or required to be issued by or obtained from any Person not a Related Person to any Pretium Group Member (other than a Governmental Body) and which are required for the construction, development and operation of the Project, substantially in accordance with the Mine Plan as then in effect.

“Outturn” means (i) an outturn of Refined Gold and/or Refined Silver from a Refinery or (ii) in the case of a sale of gold-silver bearing concentrate to a Smelter pursuant to a Sales Contract, the receipt by the Seller or its Affiliates of Refined Gold or Refined Silver, whether provisional or otherwise, or the receipt by the Seller or its Affiliates of a final cash payment pursuant to a Sales Contract, in any case processed from Minerals.

“Parties” means the parties to this Agreement.

“Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other disposition of:

(i)	any property or assets by the Seller, Pretium or any other Guarantor to one or more other Guarantors, Pretium or the Seller;

(ii)
tangible personal property, provided that the proceeds of such disposition are used to acquire like assets of similar quality and value for use in the Project within 90 days of any such disposition, or, in the event that such a corresponding acquisition is not made within such 90-day period, provided that the Seller shall have, within that same 90-day period, provided a plan to the Purchasers’ Agent detailing its planned use of such proceeds to acquire like assets of similar quality and value, which plan shall be effected within 365 days of the applicable disposition, and provided further that the Seller’s ability to construct and/or operate the Project will not be materially impaired by such disposed assets not being replaced for such 90 or 365 days period;

(iii)	Minerals in accordance with this Agreement and the Offtake Agreement;

(iv)	Non-Committed Products;

(v)	other assets of the Seller, Pretium or any other Guarantor the aggregate fair market value of which shall not exceed $● in any fiscal year;

(vi)	Abandonment Property;

(vii)	disposition of any mineral claims that are not (i) subject to the Security Agreement re: Mineral Claims, and (ii) Project Real Property; and

(viii)	●.

“Permitted Encumbrances” means, in respect of any Collateral, any of the following:

(i)
Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default or materially impair the operation of the business of the Seller, Pretium or any other Guarantor;

(ii)
good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the business of the Seller, Pretium or any other Guarantor;

(iii)
Encumbrances made or incurred in the ordinary course of business to secure (a) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (b) the discharge of Encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the business of any the Seller, Pretium or any other Guarantor;

(iv)
any development or similar agreements concerning real property of such Person entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(v)	any Inchoate Lien;

(vi)
such minor defects as may be revealed by an up to date plan of survey of any property and any registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights or interests in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions provided in each case that it does not individually or in the aggregate materially impair the usefulness of such property in the operation of the business of such Person;

(vii)
security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body pursuant to any Project Agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(viii)	the Security;

(ix)
Encumbrances securing the obligations under (1) the Credit Agreement, provided that such Encumbrances are subject to the Intercreditor Agreement, or (2) any Refinancing Facility, provided that such Encumbrances are subject to an intercreditor agreement entered into in accordance with the terms hereof;

(x)
Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of equipment necessary for the development, construction or operation of the Project, provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of the Seller, Pretium or any other Guarantor and any extension, renewal or refinancing thereof, provided that the amount secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Encumbrances are not extended to any additional property; the aggregate of the Debt outstanding at any time referred to in this paragraph (x) shall not exceed $●;

(xi)
Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent or which relate to any such obligations that are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business of the Seller, Pretium or any other Guarantor;

(xii)
Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s, warehouseman’s, mechanics’, construction, builder’s, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to Applicable Law or which relate to obligations not due or delinquent or which relate to any such obligations that are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business of the Seller, Pretium or any other Guarantor;

(xiii)
the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by the Seller or a Guarantor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not materially impair the operation of the Business of the Seller, Pretium or any other Guarantor;

(xiv)
the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body, and such Encumbrances do not materially impair the operation of the Business of the Seller, Pretium or any other Guarantor;

(xv)
Encumbrances on concentrates or Minerals or the proceeds of sale of such concentrates or Minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the Seller’s or any of its Subsidiary’s respective portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not materially impair the operation of the Business of the Seller, Pretium or any other Guarantor;

(xvi)
applicable zoning, land use, building restrictions and Governmental Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with in all material respects and such restrictions and regulations do not materially impair the use of the applicable property for the purpose for which it is held (including in accordance with the Mine Plan);

(xvii)
Encumbrances granted in favour of a public utility or another Governmental Body, including Encumbrances resulting from the deposit or pledge of cash or securities with or to secure indemnification or reimbursement obligations in respect of any letter of credit or guarantee issued to any such utility, Governmental Body or any other Person, in any such case as security for obligations arising in connection with the Project under Environmental Laws or other Applicable Laws, including repair, rehabilitation, reclamation, remediation or similar obligations in respect of the Project Real Property or any portion thereof;

(xviii)	Encumbrances in favour of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(xix)
Encumbrances relating to fuel or other inventory consumed in the operation of the Business and stored on-site at the Project (regardless of whether such fuel or other inventory is delivered on consignment or subject to other retention of ownership rights or encumbrances);

(xx)	Encumbrances disclosed in Schedule 1.1.109(t) to the Credit Agreement, but only to the extent such Encumbrances conform to their description in such Schedule;

(xxi)	the Franco-Nevada Royalty as it exists on the date hereof;

(xxii)	Encumbrances securing Permitted Hedging Arrangements to the extent provided for in the hedging plan and policy approved by the Majority Purchasers, acting reasonably;

(xxiii)	●; and

(xxiv)	other Encumbrances agreed to in writing by the Purchasers’ Agent;

provided, however, that no Encumbrance described above, other than (viii), (ix), (x) and (xxiii), shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

“Permitted Hedging Arrangements” means derivative or hedging arrangements (other than in respect of the price of Minerals) entered into following the Commercial Production Date which have been entered into for bona fide business purposes, and pursuant to a hedging plan and policy approved by the Majority Purchasers, acting reasonably.

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

“Pretium Entity” means, from time to time, any Person (now or hereafter formed or acquired) that holds or acquires directly or indirectly any interest in the Seller or the Project Property or has a right to acquire Minerals from the Seller (other than the Purchasers under the Offtake Agreement), provided that, if any such Person Transfers or otherwise ceases to hold any direct or indirect interest in the Seller or the Project Property in accordance with Article 7, it will cease to be a Pretium Entity for the purposes of this Agreement and the other Stream Documents. Pretium or a Person directly or indirectly holding an interest in Pretium who does not otherwise hold an interest, directly or indirectly, in the Seller or the Project Property shall not be considered a Pretium Entity for the purposes of this Agreement.

“Pretium Group Members” means, collectively, Pretium and its Subsidiaries.

“Principal Balance Amount” means, at any time, an amount determined by the following formula:

A x (1.15)c/12 – Σ (Pi x 1.15 (c-i)//12)

A =
$150,000,000 unless (i) the Seller exercises the 2018 Stream Option, in which case it is $87,000,000, (ii) the Seller exercises the 2019 Stream Option, in which case it is $122,000,000, and (iii) the Seller fails to exercise the 2018 Stream Option or the 2019 Stream Option, in which case it is $272,000,000

P =
an amount equal to the sum of the amounts paid by the Purchaser to the Seller pursuant to Sections 2.5(b) and 2.6(b) assuming, for the purpose of determining the Principal Balance Amount, that those Sections applied to the price paid by the Purchasers for deliveries of Refined Gold and Refined Silver by the Seller pursuant to Section 2.3 (regardless of whether or not the Deposit Reduction Date has occurred) in each full month from the applicable Delivery Start Date to the date of determination of the Principal Balance Amount

i =	each full month from the applicable Delivery Start Date in which a payment is made pursuant to Sections 2.5(b) and 2.6(b)

c =	the number of full months from the applicable Delivery Start Date to the date of determination of the Principal Balance Amount

“Process Plant” means the process plant to be completed in connection with the Project, substantially as contemplated in the Mine Plan, and used to process Minerals into doré or gold-silver bearing flotation concentrate.

“Production Interest” means any royalty, stream, participation or production interest and related assets, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals.

“Project” means the Brucejack gold and silver project located in north-western British Columbia, approximately 65 kilometres north of Stewart, British Columbia, as described in the Technical Report, and including the mining, exploration and development thereof and the mines, infrastructure and processing facilities constructed or used therein.

“Project Agreements” means all Contracts of the Seller, Pretium and any other Guarantor which are required for or otherwise material to: (i) the ownership, lease or use of the Project or the Project Property; (ii) the development, construction and mining operations of the Project; (iii) the sale or disposition of Minerals from the Project, including sales, royalty, streaming and off-take agreements and other similar arrangements; and (iv) any option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, in respect of the Project Property, or the Minerals produced or proceeds therefrom, in each case, whether entered into prior to or after the date of this Agreement.

“Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary for (i) the development, construction and mining operations of the Project, and (ii) the commencement and ongoing operation of commercial production transactions in relation to the Project.

“Project Costs” means all capital expenditures incurred by Pretium, a Pretium Entity or the Seller for the purposes of the development, construction and operation of the Project, including escalation, contingencies, initial working capital, taxes, duties, expenditures for plant equipment, spares and other capital goods, inventory, capital expenditures required to maintain the Project at its design capacity (including repairs and replacements funded by insurance proceeds), interest during construction, financing fees and expenses and other development costs, as initially set out the Construction Budget, and as the same may be amended from time to time and provided to the Purchaser.

“Project Property” means all of the property, assets, undertaking and rights of the Seller, Pretium and any other Guarantor in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property, in each case relating to the Project; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Seller, Pretium and any other Guarantor related to any of the foregoing.

“Project Real Property” means all real property interests, mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by the Seller, Pretium or any other Guarantor relating to the Project (which, as of the date hereof, together with a map of the Project Real Property, are as set forth in Schedule B), and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by the Seller, Pretium and any other Guarantor at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

“Project Schedule” means the schedule for the construction and operation of the Project, as set forth in Schedule C, as the same may be amended from time to time in accordance with this Agreement.

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of Pretium with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on Pretium’s SEDAR profile.

“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

“Purchase Right” has the meaning set out in Section 7.3(a).

“Purchaser Assignment” means an assignment agreement in the form attached as Schedule D.

“Purchaser Event of Default” has the meaning set out in Section 12.1.

“Purchaser’s Share” means, at any time, in respect of each Purchaser, the percentage of the amount of the Deposit that such Purchaser has funded, as set out in Schedule E, as may be updated from time to time in accordance with this Agreement; provided that such Purchaser’s entitlement to receive any payment or delivery from the Seller or any other Pretium Group Members shall be reduced or increased, as applicable in accordance with the terms of this Agreement, on account of any Taxes applicable to such Purchaser, such that the amounts received by the other Purchasers is not affected thereby.

“Purchasers” means the Purchasers party hereto from time to time, as set forth in Schedule E, as may be updated from time to time in accordance with this Agreement and “Purchaser” means any one of them, as the context so requires.

“Purchasers’ Agent” means Orion Co-Investments II (Stream) Limited, in its capacity as agent for the Purchasers under this Agreement, or any successor Purchasers’ Agent appointed by the Majority Purchasers in accordance with Section 15.3.

“Purchaser Event of Default” has the meaning set out in Section 12.1.

“Real Property” means the Project Real Property and all other real property interests, mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by any Pretium Group Member and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body.

“Receiving Party” has the meaning set out in Section 6.8(a).

“Refinancing Facility” means any credit facility, bonds, debentures, notes or other similar instruments, the net proceeds of which are used to replace, refinance, defease or discharge the Credit Facility (or any other Refinancing Facility), provided that (i) the principal amount of such Debt available under such Refinancing Facility does not exceed the principal amount of the Debt so replaced, refinanced, defeased or discharged (plus the amount of all fees, and expenses and premiums incurred in connection therewith), (ii) such Refinancing Facility has a maturity date which is on or after the maturity date of the Debt being replaced, refinanced, defeased or discharged, and a weighted average life to maturity equal to or greater than the Debt being replaced, refinanced, defeased or discharged, (iii) such Refinancing Facility has an interest rate which is equal to or lower than the interest rate of the Debt being replaced, refinanced, defeased or discharged, and (iv) if such Refinancing Facility is secured against the Collateral, the lenders or holders thereunder have agreed to be bound by an intercreditor agreement with the Purchasers which is (x) substantially on the same terms and conditions as the Intercreditor Agreement or (y) otherwise at least as favourable to the Purchasers (as determined by the Purchasers’ Agent, acting reasonably) as the Intercreditor Agreement.

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold, and otherwise conforming to the London Bullion Market Association (or a successor satisfactory to the Purchasers’ Agent) specifications for good delivery.

“Refined Silver” means marketable metal bearing material in the form of silver bars or coins that is refined to standards meeting or exceeding 999 parts per 1,000 fine silver, and otherwise conforming to the London Bullion Market Association (or a successor satisfactory to the Purchasers’ Agent) specifications for good delivery.

“Refinery” means any smelter or refinery that is recognized by the London Bullion Market Association (or a successor satisfactory to the Purchaser) at the relevant time as producing gold and silver bars meeting specifications for good delivery chosen by the Seller from time to time, provided that the Seller has given the Purchaser at least 10 Business Days’ written notice of such choice.

“Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of the Seller or any Guarantor includes: (i) any director, officer, employee or Associate of Pretium or any of its Affiliates, (ii) any Person that does not deal at arm’s length with Pretium or any of its Affiliates, and (iii) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of Pretium or any of its Affiliates.

“Restricted Payment” means, with respect to the Seller, Pretium or any other Guarantor, any payment by such Person to any other Person (other than the Seller, Pretium or any other Guarantor) (i) of any dividends or any other distribution on any shares of its capital or other equity interests (other than dividends or distributions by way of the issuance of shares or other equity interests of such Person), (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other equity interests or any warrants, options or rights to acquire any such shares, (iii) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment pari passu with or subordinate to the Stream Obligations, or (iv) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of the Seller, Pretium or any other Guarantor in that capacity and consists of reimbursement for reasonable and ordinary course expenses related to the business of the Pretium Group Members incurred by such director, officer or employee in accordance with the policies in effect governing such reimbursements.

“Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person, which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

“Sale Right” has the meaning set out in Section 7.3(c).

“Sales Contract” means an agreement with a Smelter for the sale of gold-silver bearing concentrate to such Smelter in exchange for payment to the Seller or its Affiliate of either cash proceeds or Refined Gold or Refined Silver.

“Sanctioned Entity” means (i) a country or a government of a country, (ii) an agency of the government of a country, (iii) an organization directly or indirectly controlled by a country or its government, or (iv) a Person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Canadian Governmental Body.

“Sanctioned Person” means (i) any Person listed in any sanctions-related list of designated Persons maintained by any Canadian Governmental Body or (ii) a Person named on the list of Specially Designated Nationals maintained by OFAC.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Canadian Governmental Body or OFAC.

“Secured Financing” means any Debt for borrowed money of, or lending facility or other financing arrangement of (including any secured derivative transactions entered into in connection with such Indebtedness, or any other related hedge financing), any Pretium Entity secured by any assets of any Pretium Entity.

“Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the Toronto Stock Exchange and any other stock exchange on which securities of Pretium are traded.

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in (i) each of the provinces and territories of Canada in which Pretium is a reporting issuer, (ii) the United States and (iii) any other jurisdictions whose Securities Laws are applicable to Pretium.

“Security” means the Encumbrances granted in favour of the Collateral Agent pursuant to the Security Documents.

“Security Documents” means Guarantees in favour of the Purchasers’ Agent in respect of the Stream Obligations, the General Security Agreements, the Mortgages, the Share Pledge Agreements and any other security documents held from time to time by the Collateral Agent securing or intended to secure performance of the Stream Obligations, including, without limitation, the security described in Section 9.1.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Seller Event of Default” has the meaning set out in Section 11.1.

“Share Pledge Agreements” means one or more agreements pursuant to which each Guarantor (including Pretium) pledges its equity interests in any Pretium Entity in favour of the Purchasers’ Agent.

“Silver Market Price” means, with respect to any day, the daily per ounce LBMA Silver Price in U.S. dollars quoted by the London Bullion Market Association (currently in partnership with CME Group and Thomson Reuters) for Refined Silver on such day or, if such day is not a trading day, the immediately preceding trading day; provided that, if the LBMA Silver Price is no longer quoted by the London Bullion Market Association, the Silver Market Price shall be determined by reference to the price of Refined Silver in the manner endorsed by the London Bullion Market Association, failing which the Silver Market Price will be determined by reference to the price of Refined Silver on a commodity exchange mutually acceptable to the Seller and the Purchasers’ Agent, each acting reasonably.

“Silver Purchase Price” has the meaning set out in Section 2.6.

“Smelter” means any smelter (other than a smelter forming part of the Process Plant or a smelter that is a Refinery) that processes Minerals in the form of gold-silver bearing concentrate into doré or other beneficiated form of gold or silver suitable for delivery to a Refinery.

●

“Stream Documents” means this Agreement, the Security Documents and the Intercreditor Agreement.

“Stream Obligations” means all indebtedness, liabilities and other obligations owed to the Purchasers hereunder or under any other Stream Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

“Subordinated Intercompany Debt” means any debts, liabilities or obligations owing by the Seller, Pretium or any other Guarantor to any Pretium Group Member, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

“Subordination and Postponement of Claims” means a subordination and postponement of claims in favour of the Purchasers’ Agent in respect of Subordinated Intercompany Debt pursuant to which, among other things, the holder of such Subordinated Intercompany Debt agrees that such Subordinated Intercompany Debt will be subordinated and postponed to the Stream Obligations and that no interest or principal in respect of such Subordinated Intercompany Debt shall be payable while any Stream Obligations remain outstanding, except as permitted by Section 6.7(h), and that no Encumbrances have been or will be taken by such holder for such Subordinated Intercompany Debt, and which shall otherwise be in form and substance satisfactory to the Purchasers’ Agent, acting reasonably.

“Subscription Agreement” means the Subscription Agreement dated the date hereof between Orion Co-Investments II (ED) Limited, BTO Midas L.P. and Pretium providing for the Equity Investment.

“Subsidiary” means, with respect to any Person, any other Person which is Controlled directly or indirectly by that Person.

“Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto, and “Tax” shall have a corresponding meaning.

“Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed with any Governmental Body in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

“Technical Report” means the technical report titled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, B.C.” with an effective date of June 19, 2014 prepared for Pretium by Tetra Tech and co-authored by Snowden Mining Industry Consultants Inc., AMC Mining Consultants (Canada) Ltd., ERM Rescan, BGC Engineering Inc., Alpine Solutions Avalanche Services and Valard Construction.

“Term” has the meaning set out in Section 4.1(a).

“Third Parties” has the meaning set out in Section 6.8(a)(i).

“Time of Delivery” has the meaning set out in Section 2.3(c).

“Transfer” means to, directly or indirectly, sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Body), whether voluntary or involuntary.

“Triggering Event” means (i) a Change of Control of one or both of Pretium or the Seller in which a Person (or group of Persons acting jointly or in concert) becomes the beneficial owner, directly, or indirectly, of more than 50% of the votes attached to the voting securities of Pretium or the Seller, (ii) a Transfer of all or substantially all of the assets of Pretium or the Seller, taken as a whole, or of all or substantially all the Project Property, (iii) Pretium or the Seller agreeing to, or entering into, any agreement, arrangement or other transaction with any Person (or group of Persons acting jointly or in concert) that would give effect to or support the foregoing or (iv) any offer or proposal by any Person (or group of Persons acting jointly or in concert) to effect a Change of Control referred to in clause (i) or (ii).

“Triggering Event Amount” has the meaning set out in Section 7.3(a).

“Triggering Event Notice” has the meaning set out in Section 7.3(b).

“TSX” means the Toronto Stock Exchange.

“2018 Non-Stream Option” has the meaning set out in Section 8.1(a).

“2018 Options” means the 2018 Non-Stream Option and the 2018 Stream Option.

“2018 Stream Option” has the meaning set out in Section 8.1(a).

“2019 Non-Stream Option” has the meaning set out in Section 8.1(b).

“2019 Options” means the 2019 Non-Stream Option and the 2019 Stream Option.

“2019 Stream Option” has the meaning set out in Section 8.1(b).

“Unanimous Purchasers” means, at any time, all of the Purchasers at such time.

“Uncredited Balance” means, at any time, the uncredited balance of the Deposit determined in accordance with this Agreement.

“Utility Commitment” means, to the extent applicable, any water service commitments and agreements, transmission or electrical service commitments and agreements and other utility commitments and agreements including commitments or agreements to construct or provide the infrastructure, rights of way and easements necessary to provide the aforementioned utility services.

“Valuator” has the meaning set out in Section 7.3(a).

“089” means 0890696 B.C. Ltd., a company formed under the laws of British Columbia.

1.2           Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)
The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	References to a Party in this Agreement mean the Party or its successors or permitted assigns.

(e)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)
A reference to an agreement includes all schedules, exhibits and other appendices attached thereto and shall include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement.

(i)
A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)
In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (New York City time) on the last day of the period. Whenever any payment is required to be made, action is required to be taken or period of time to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States dollars.

(m)	References to an “ounce” are to a troy ounce (being equal to 31.1034768 grams).

(n)	References in this Agreement to a Schedule of the Credit Agreement means such Schedule as it existed on the original date of the Credit Agreement.

(o)	“Acting jointly or in concert” has the meaning under applicable Securities Laws.

1.3           Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the Parties otherwise agree or the context otherwise requires, be made in accordance with IFRS.

1.4           No Subordination

The use of the term “Permitted Encumbrances” to describe any interests and Encumbrances permitted hereunder shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law), and shall not be interpreted as meaning that such interests and Encumbrances are entitled to priority over the Security.

1.5           This Agreement to Govern.

If there is any inconsistency between the terms of this Agreement and the terms of the Security Documents, the provisions hereof shall prevail to the extent of the inconsistency.

1.6           Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A - Construction Budget

Schedule B - Description of Project Real Property (with Map)

Schedule C - Project Schedule

Schedule D - Form of Purchaser Assignment Agreement

Schedule E - Purchaser Information

Schedule F - Valuator

Schedule G - Representations and Warranties of the Seller and Pretium

Schedule H - Representations and Warranties of the Purchasers

ARTICLE 2
PURCHASE AND SALE

2.1           Purchase and Sale of Refined Gold and Refined Silver

(a)
Subject to and in accordance with the terms of this Agreement, commencing on the applicable Delivery Start Date and until the end of the Term, the Seller hereby agrees to sell to each Purchaser, and each Purchaser hereby agrees (severally) to purchase from the Seller, in respect of each Outturn:

(i)
an amount of Refined Gold equal to the Purchaser’s Share of the Designated Metal Percentage, free and clear of all Encumbrances, until the Aggregate Gold Quantity has been delivered to the Purchasers under this Agreement; and

(ii)
an amount of Refined Silver equal to the Purchaser’s Share of the Designated Metal Percentage, free and clear of all Encumbrances, until the Aggregate Silver Quantity has been delivered to the Purchasers under this Agreement.

(b)
Subject to Section 2.1(c), the amount of Refined Gold and Refined Silver to be delivered by the Seller to the Purchasers under this Agreement shall be measured by the amount of Refined Gold and Refined Silver credited to the Seller in each Outturn.

(c)
In the case of the sale of gold-silver bearing concentrate to a Smelter for cash, the number of ounces of Refined Gold and Refined Silver to be delivered to the Purchasers will be measured by the number of ounces of payable gold and payable silver contained in each shipment delivered to a Smelter, determined in accordance with the applicable Sales Contract.

(d)
For greater certainty, the Purchasers shall not be responsible for any refining, treatment or other charges, penalties, insurance, deductions, transportation, settlement, financing, price participation charges or other charges, penalties, deductions, set-offs, Taxes or expenses pertaining to and/or in respect of the Refined Gold and Refined Silver purchased by it hereunder, all of which shall be for the account of the Seller.

2.2           Product Specifications

(a)	The Refined Gold and Refined Silver delivered by the Seller to the Purchasers pursuant to this Agreement need not come from gold or silver physically produced at the Project.

(b)
The Refined Gold and Refined Silver to be delivered by the Seller to the Purchasers pursuant to this Agreement shall conform in all respects with the London Bullion Market Association (or a successor satisfactory to the Purchasers’ Agent) specifications for good delivery, and the Purchasers shall not be required to purchase any Refined Gold or Refined Silver that does not meet such specifications.

(c)
If the London Bullion Market Association ceases to exist or ceases to publish rules for the good delivery of gold and/or silver or such rules should no longer be internationally recognized as the basis for good delivery of gold and/or silver, the Purchasers’ Agent may designate, for purposes of this Agreement, a new basis for determining good delivery of Refined Gold and Refined Silver. Until the Purchasers’ Agent makes such designation, deliveries of Refined Gold and Refined Silver by the Seller to the Purchasers under this Agreement shall conform to the last set of rules for good delivery in effect under this Agreement immediately prior to the time such rules ceased to be published or recognized.

2.3          Delivery Obligations

(a)
Except as set forth in Section 2.3(b), the Seller shall sell and deliver to the Purchasers Refined Gold and Refined Silver in respect of each Outturn, as determined in accordance with Section 2.1 on the date of such Outturn.

(b)
In the case of a sale of gold-silver bearing concentrate to a Smelter for cash, the Seller shall sell and deliver to the Purchasers Refined Gold and Refined Silver in respect of such Outturn in accordance with Section 2.1, on the second Business Day following such Outturn.

(c)
The Seller shall sell and deliver to the Purchasers all Refined Gold and Refined Silver to be sold or delivered under this Agreement by way of credit (in metal) to the respective metal account or accounts in London designated by the Purchasers, with the metal account or accounts to be specified by each Purchaser by electronic communication from time to time. Delivery of the applicable amount of Refined Gold and Refined Silver to the Purchasers shall be deemed to have been made at the time and on the date Refined Gold and Refined Silver are respectively credited to the designated metal accounts of the Purchasers (the “Time of Delivery” on the “Date of Delivery”).

(d)	Title to, and risk of loss of, Refined Gold and Refined Silver shall pass from the Seller to the applicable Purchaser at the Time of Delivery.

(e)	All costs and expenses pertaining to each delivery of Refined Gold and Refined Silver to the Purchasers shall be borne by the Seller.

(f)
The Seller hereby represents and warrants to and covenants with the Purchasers that, at the Time of Delivery (i) the Seller will be the sole legal and beneficial owner of the Refined Gold and Refined Silver credited to a metal account of the applicable Purchaser, (ii) the Seller will have good, valid and marketable title to such Refined Gold and Refined Silver, and (iii) such Refined Gold and Refined Silver will be free and clear of all Encumbrances.

2.4          Delivery Notifications and Invoicing

(a)
Promptly, and in any event no later than 24 hours, after each shipment of Minerals from the Process Plant to any Refinery or a Smelter, the Seller shall send the Purchasers, by email (at the email address specified from time to time by each Purchaser), notice of such shipment, including the date of shipment and the weight and fineness (if estimated) of the doré bars or gold-silver bearing concentrate so shipped.

(b)
Promptly, and in any event no later than 24 hours, after receipt thereof by the Seller, the Seller shall send the Purchasers, by email (at the email address specified from time to time by each Purchaser), a copy or notice of, as applicable, all documents and information received from the Refinery or Smelter related to the processing of Minerals shipped to the Refinery or Smelter, including any rejection of Minerals, the expected date of the Outturn, sampling/assay information, umpire reports (if any), invoices and other settlement documents, unless the sharing of such information or documentation is restricted by applicable confidentiality restrictions or Applicable Laws, and then only to the extent of such restriction.

(c)
The Seller shall notify the Purchasers in writing by email (at the email address specified from time to time by each Purchaser), at least two Business Days prior to each Outturn, of the Date of Delivery, the number of ounces of Refined Gold and Refined Silver to be sold to each Purchaser and, in accordance with Sections 2.4(d)(iv), 2.6 and 2.7, as applicable, the estimated net number of ounces of Refined Gold and Refined Silver to be credited to each Purchaser on the Date of Delivery.

(d)	On the date of each Outturn, the Seller shall deliver an invoice to each Purchaser that shall include:

(i)	a calculation of the number of ounces of Refined Gold and Refined Silver sold and delivered to such Purchaser;

(ii)	the Date of Delivery and Time of Delivery; and

(iii)	the Gold Purchase Price for Refined Gold and Silver Purchase Price for Refined Silver sold and delivered to such Purchaser; and

(iv)
such other information as may be reasonably requested by the Purchasers’ Agent to allow each Purchaser to verify all aspects of the delivery of Refined Gold and Refined Silver reflected in such invoice.

2.5           Gold Purchase Price

Each Purchaser shall pay to the Seller a purchase price for each ounce of Refined Gold sold and delivered by the Seller to such Purchaser under this Agreement (the “Gold Purchase Price”) equal to:

(a)
until the Deposit Reduction Date, the Gold Market Price on the Business Day immediately preceding the Date of Delivery of such Refined Gold, payable (i) in cash or by wire transfer equal to the amount of the lesser of the Fixed Gold Price and the Gold Market Price on the Date of Delivery, and (ii) if such Gold Market Price is greater than the Fixed Gold Price, the excess will be payable by crediting an amount equal to the difference between such Gold Market Price and the Fixed Gold Price against the Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)
after the Deposit Reduction Date, the lesser of the Fixed Gold Price and the Gold Market Price on the Business Day immediately preceding the Date of Delivery of such Refined Gold, payable in cash or by wire transfer.

2.6           Silver Purchase Price

Each Purchaser shall pay to the Seller a purchase price for each ounce of Refined Silver sold and delivered by the Seller to such Purchaser under this Agreement (the “Silver Purchase Price”) equal to:

(a)
until the Deposit Reduction Date, the Silver Market Price on the Business Day immediately preceding the Date of Delivery of such Refined Silver, payable (i) in cash or by wire transfer equal to the amount of the lesser of the Fixed Silver Price and the Silver Market Price on the Date of Delivery, and (ii) if such Silver Market Price is greater than the Fixed Silver Price, the excess will be payable by crediting an amount equal to the difference between such Silver Market Price and the Fixed Silver Price against the Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)
after the Deposit Reduction Date, the lesser of the Fixed Silver Price and the Silver Market Price on the Business Day immediately preceding the Date of Delivery of such Refined Silver, payable in cash or by wire transfer.

2.7           Payment for Refined Gold and Refined Silver

Payment by each Purchaser for each delivery of Refined Gold and Refined Silver shall be made (i) on the second Business Day following the receipt of the Refined Gold or Refined Silver, as applicable, in such Purchaser’s metal account, and (ii) to a bank account of the Seller designated in accordance with Section 2.8, provided that, at any time, any Purchaser may provide notice to the Seller with respect to one or more deliveries that any payments required to be made by such Purchaser hereunder shall instead be offset against, and on the same day as, the applicable delivery of Refined Gold and/or Refined Silver by the Seller to such Purchaser. Any such offsets pursuant to this Section 2.7 shall be at the Gold Market Price or Silver Market Price, as applicable, on the Business Day immediately preceding the Date of Delivery.

2.8           Currency and Method of Payments

All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

2.9           Set-Off

Any dollar amount or Refined Gold or Refined Silver owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold or Refined Silver owed to such Party by the other Party. Subject to Section 2.7, any amount of Refined Gold or Refined Silver set off and withheld against any non-payment by a Purchaser that has failed to pay any amount in accordance with this Agreement shall be valued at the Gold Market Price or Silver Market Price, as applicable, as of the first trading day that such amount of Refined Gold or Refined Silver became payable to such Purchaser and shall result in a reduction in an amount of Refined Gold or Refined Silver otherwise to be delivered by that number of ounces equal to the dollar amount set off divided by the Gold Market Price or Silver Market Price, as applicable, as of the day such dollar amount first became payable.

ARTICLE 3
DEPOSIT

3.1           Deposit

(a)
In consideration for the respective promises and covenants of the Seller contained herein, including the sale and delivery by the Seller to the Purchasers of Refined Gold and Refined Silver, on the Closing Date, but subject to Section 3.2, each Purchaser agrees to pay to the Seller, and the Seller agrees to accept, a cash deposit in the amount of its Purchaser’s Share of $150,000,000 (the “Deposit”) against, and as a prepayment of, the Gold Purchase Price and the Silver Purchase Price. The Purchasers will not be entitled to demand repayment of the Deposit except to the extent expressly set forth in this Agreement.

(b)	No interest will be payable by the Seller on or in respect of the Deposit except as expressly provided in this Agreement.

(c)
The Seller shall, at all times, maintain a record of the Uncredited Balance, reflecting the payment of the Deposit and each credit against or reduction of the Deposit in accordance with Sections 2.5(a) and 2.6(a) and the dates of such credits and reductions. The Seller shall, upon request of any Purchaser, provide such Purchaser with a copy of such record.

(d)
If Pretium exercises the 2018 Stream Option or the 2019 Stream Option, in each case in accordance with this Agreement, on completion of the exercise of that option, the Uncredited Balance will be deemed to be nil.

3.2           Conditions Precedent to the Deposit in Favour of the Purchasers

The obligations of each Purchaser under Section 3.1(a) shall be subject to the following conditions:

(a)	all of the representations and warranties made by Pretium and the Seller pursuant to this Agreement shall be true and correct;

(b)
no Seller Event of Default (or event which with notice or lapse of time or both would become a Seller Event of Default) shall have occurred and be continuing, nor shall there be any such Event of Default after giving effect to this Agreement and the other Stream Documents;

(c)
a senior officer of each of Pretium and the Seller shall have executed a certificate, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, dated as of the date hereof and addressed to the Purchasers, certifying the matters set forth in Sections 3.2(a) and (b);

(d)
the Purchasers shall have received a certificate of status, good standing or compliance (or equivalent) for each Pretium Group Member issued by the relevant Governmental Body dated no earlier than the two Business Days prior to the date hereof;

(e)
a senior officer of each of the Pretium Group Member shall have executed a certificate, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, dated as of the date hereof and addressed to the Purchasers, as to (i) its constating documents; (ii) the resolutions of its board of directors (or equivalent) authorizing the execution, delivery and performance of this Agreement and the other Stream Documents to which it is party and the transaction contemplated hereby and thereby; (iii) the names, positions and true signatures of the persons authorized to sign this Agreement and the other Stream Documents on its behalf; and (iv) such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(f)
the Security Documents shall have been executed and delivered by the Pretium Group Members, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, and the Security Documents shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchasers under the Security Documents;

(g)
the Purchasers’ Agent shall have received a legal opinion, in form and substance satisfactory to it, acting reasonably, of Pretium’s legal counsel addressed to the Purchasers relating to (i) the legal status of the Pretium Group Members, (ii) the corporate power and authority of the Pretium Group members to execute, deliver and perform this Agreement and the other Stream Documents, as applicable, (iii) the authorization, execution and delivery of this Agreement and the other Stream Documents by the Pretium Group Members, as applicable, (iv) the enforceability of this Agreement and the other Stream Documents against the Pretium Group members, as applicable, (v) the due registration or filing of the Security Documents and, where applicable, the perfection of the security interest of the Purchaser under the Security Documents and the results of the usual searches that would be conducted in connection with the Security, and (vi) any other customary matters relating to this Agreement and the other Stream Documents and the transactions contemplated hereby and thereby;

(h)
the Purchasers’ Agent shall have received a title opinion, in form and substance satisfactory to it, acting reasonably, of Pretium’s legal counsel addressed to the Purchasers relating to the Project Real Property;

(i)	the Credit Agreement shall have been executed and delivered by the parties thereto and be in full force and effect;

(j)	the Intercreditor Agreement shall have been executed and delivered by the parties thereto and be in full force and effect;

(k)	the Offtake Agreement shall have been executed and delivered by Pretium and the Seller;

(l)	the Equity Financing shall have been completed;

(m)	all Orders and Authorizations necessary for the completion of the transactions contemplated by the Key Transaction Documents shall have been obtained;

(n)	no Order or Applicable Law, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by the Key Transaction Documents shall be in effect; and

(o)
no action or proceeding, at law or in equity, shall be pending or threatened by any Person or Governmental Body to restrain, enjoin or prohibit the consummation of the transactions contemplated by the Key Transaction Documents.

3.3           Use of Deposit

The Seller shall use the Deposit only for the purpose of funding the construction and development of the Project in accordance with the Mine Plan.

ARTICLE 4
TERM

4.1           Term

(a)
This Agreement shall be effective on the date hereof and, subject to Section 4.1(b), shall continue until the earlier of (i) the date on which the Seller has delivered and sold to the Purchasers Refined Gold and Refined Silver in an amount equal to the Aggregate Gold Quantity and the Aggregate Silver Quantity, respectively, and the Purchasers have purchased and paid for such Refined Gold and Refined Silver, and (ii) the date that is 40 years after the date of this Agreement (the earlier of such dates, the “Term”).

(b)
This Agreement may also be terminated by the Parties on mutual written consent or by the Purchaser in accordance with Article 11. This Agreement will also terminate on exercise by the Seller of the 2018 Non-Stream Option or the 2019 Non-Stream Option or in accordance with Section 7.4.

(c)
If by the expiry of the Term the Seller has not sold and delivered to the Purchasers an amount of Refined Gold or Refined Silver sufficient to reduce the Uncredited Balance of the Deposit to nil, as calculated in accordance with Sections 2.5(a) and 2.6(a), then a refund of the Uncredited Balance shall be due and owing by the Seller to the Purchasers. If a refund of the Uncredited Balance shall be due and owing by the Seller to the Purchasers, the Seller shall, on the expiry date of the Term, pay the amount of the Uncredited Balance to the Purchasers based on their Purchaser’s Share.

4.2           Survival

The following provisions shall survive termination of this Agreement: Sections 2.7 (in respect of any Refined Gold or Refined Silver delivered prior to such termination), 2.8, 2.9, 5.8 (in respect of any periods prior to such termination) and 6.8 and Articles 13, 14, 15 and 16, and such other provisions of this Agreement as are required to give effect thereto.

ARTICLE 5
REPORTING; BOOKS AND RECORDS; INSPECTIONS

5.1           Operations Reports

(a)
On or before the 15th Business Day after the end of each calendar month during the Term, the Seller shall provide to the Purchasers a Monthly Operations Report and, commencing after the first shipment of Minerals to a Refinery or Smelter, a Monthly Production Report in respect of such month.

(b)	On or before February 28 of each calendar year during the Term, the Seller shall provide to the Purchasers an Annual Operations Report in respect of the immediately preceding calendar year.

(c)	On or before December 15 of each calendar year during the Term, the Seller shall provide to the Purchasers an Annual Forecast Report in respect of the upcoming calendar year.

5.2           Financial Reports

(a)
On or before the 45th day after the end of each of Pretium’s first, second and third fiscal quarters, the Seller shall provide to the Purchasers a copy of Pretium’s quarterly unaudited consolidated financial statements for such quarter (provided that the making of documents publicly available on Pretium’s SEDAR profile satisfies this requirement).

(b)
On or before the 90th day after the end of each of Pretium’s fiscal years, the Seller shall provide to the Purchasers a copy of Pretium’s audited annual consolidated financial statements for such year (provided that the making of documents publicly available on Pretium’s SEDAR profile satisfies this requirement).

5.3           Copies of Project Documents

Until the applicable Deposit Reduction Date, the Seller shall promptly deliver or furnish, or cause to be delivered or furnished, to the Purchasers a copy of:

(a)	any material amendment, revision or supplement to the Construction Budget or Project Schedule;

(b)	any material amendment, revision or supplement to or replacement of the Mine Plan; and

(c)
any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property, or any material engineering or technical studies relating to the Project.

5.4           Notice of Commercial Production and Completion

The Seller shall provide the Purchasers with written notice of the Commercial Production Date within five Business Days of the occurrence thereof. Pretium shall issue a news release announcing that the Seller has achieved the Commercial Production Date no later than the deadline under Securities Laws for Pretium to make its quarterly filings in respect of the fiscal quarter during which the Commercial Production Date occurred.

5.5           Notice of Adverse Impact

Until the Deposit Reduction Date, and after the Deposit Reduction Date as well in the case of Sections 5.5(a), (c), (e) and (g), the Seller shall provide the Purchasers with written notice of each of the following events promptly upon any Pretium Group Member becoming aware of or having knowledge of such event:

(a)
the occurrence of any Seller Event of Default, or any event or circumstance which with notice or lapse of time or both would become a Seller Event of Default or may result in a Seller Event of Default;

(b)	any material default by any party under or termination or threatened termination of any Material Contract;

(c)
all material actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the Seller’s knowledge threatened, against or directly affecting the Seller, Pretium or any other Guarantor or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the Seller’s knowledge threatened, against or affecting Pretium, any Pretium Entity or the Seller, or with respect to the ownership, use, maintenance and operation of the Project;

(d)	any material damage suffered to the Project, and whether any Pretium Group Member has or plans to make any insurance claim with respect to such damage;

(e)	any material disputes involving local Aboriginal communities;

(f)
any event, circumstance or fact that could reasonably be expected to give rise to a “Default” or an “Event of Default” as defined under the Credit Agreement, any Refinancing Facility or any other agreement in respect of Debt of the Seller, Pretium or any other Guarantor in a principal amount of $10,000,000 or more without any amendments or waivers from the creditor party thereunder; and

(g)	any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect,

in each case, accompanied by a written statement by a senior officer of the Seller setting forth details of the occurrence referred to therein.

5.6           Provision of Reports

Upon written notice to the Seller by any Purchaser at any time and from time to time, the Seller shall cease to provide any information or reports identified for the time period specified in such notice to such Purchaser. The Seller shall recommence regular reporting under this Agreement upon completion of such period or upon further written notice to the Seller by such Purchaser.

5.7           Books and Records

(a)
Pretium and the Seller shall, and Pretium shall cause the Pretium Group Members to, keep true, complete and accurate books and records of all of the their respective operations and activities with respect to the Project and this Agreement, including the mining and production of all Minerals from the Project Real Property and the mining, treatment, processing, milling, transportation and sale or refining of all Minerals, and all operating or capital costs.

(b)
Pretium and the Seller shall, and Pretium shall cause the Pretium Group Members to, permit Purchasers and their authorized representatives and agents to perform audits or other reviews and examinations of their books and records and other information relevant to the production, delivery and determination of Refined Gold and Refined Silver under this Agreement and compliance with this Agreement from time to time at reasonable times at the Purchasers’ sole risk and expense and not less than three Business Days’ notice, provided that the Purchasers and their authorized representatives and agents will not exercise such rights more often than once during any calendar year absent the existence of a Seller Event of Default, or absent a material deficiency identified during a previous audit or review, in which case such rights may be exercised at such periods as may be reasonably determined by the Purchasers (and in any event at least once during any calendar quarter) until no material deficiencies are identified during four consecutive audits or reviews, at which point the Purchasers will once again be limited to exercising such rights once per calendar year. The Purchasers shall use their commercially reasonable efforts to diligently complete any audit or other examination permitted hereunder.

(c)
If any Purchaser or any of its Affiliates is required by Applicable Law to prepare a technical report (or similar report) in respect of the Project Real Property, as determined by such Purchaser, acting reasonably, the Seller shall cooperate with and allow such Purchaser and its authorized representatives to access technical information pertaining to the Project Real Property and complete site visits at the Project Real Property so as to enable such Purchaser or its Affiliates, as the case may be, to prepare the technical report (or similar report) in accordance with National Instrument 43-101 (or any other applicable Canadian and/or U.S. and/or stock exchange rules and policies governing the disclosure obligations of the Purchaser or any of its Affiliates) at the sole cost and expense of such Purchaser. At reasonable times and with the prior consent of the Seller (not to be unreasonably withheld or delayed), at the sole risk and expense of any Purchaser, such Purchaser and its authorized representatives shall have a right of access to all surface and subsurface portions of the Project, to any mill, smelter, concentrator or other processing facility owned or operated by Pretium Group Member that is used to process Minerals and to any related operations for the purpose of enabling such Purchaser to comply with the obligations of such Purchaser or any of its Affiliates under National Instrument 43-101 (or any other applicable Canadian and/or U.S. Securities Laws and/or stock exchange rules and policies governing the disclosure obligations of such Purchaser or any of its Affiliates), as determined by such Purchaser, acting reasonably.

5.8           Inspections

Upon no less than ten Business Days’ notice to the Seller and subject at all times to the workplace rules and supervision of the Seller, the Seller shall grant, or cause to be granted, to the Purchasers and their representatives and agents, at reasonable times and at the Purchasers’ sole risk and expense, the right to access the Project Real Property, the Process Plant and other facilities of the Project, in each case to monitor the mining, processing and infrastructure operations relating to the Project and compliance with this Agreement. The Purchasers shall use their commercially reasonable efforts to not interfere with exploration, development, mining or processing work conducted on the Project Real Property. The Purchasers severally agree to indemnify and save the Pretium Group Members and their respective directors, officers, employees and agents harmless from and against any and all losses suffered or incurred by any of them as a result of the actions of such Purchaser or its representatives or agents during any such visit except to the extent that such losses arise from the gross negligence or willful misconduct of such indemnified persons.

ARTICLE 6
COVENANTS

6.1           Conduct of Operations

(a)           Except as otherwise provided herein, all decisions regarding the Project, including any decisions concerning (i) the methods, extent, times, procedures and techniques of any exploration, development and mining related to the Project or any portion thereof, (ii) milling, processing, or extraction, (iii) materials and equipment to be introduced on or to the Project, (iv) decisions to operate or continue to operate the Project or any portion thereof, including with respect to closure and care and maintenance, and (v) except as provided herein and under the Offtake Agreement, the sale of Minerals and the terms thereof, shall be made by the Seller in its sole discretion.

(b)
The Seller shall operate the Project on a commercial basis as though it has the full economic interest in the gold and silver produced from the Project Real Property in the absence of this Agreement and as if it were entitled to receive the Gold Market Price and the Silver Market Price for all gold and silver produced. The Seller shall ensure that all cut-off grade, short term mine planning, longer term planning and production decisions, and all resource and reserve calculations, concerning the Project shall be based on gold and silver prices consistent with normal industry practice.

(c)
The Seller shall perform all exploration, development, and mining operations and activities pertaining to or in respect of the Project in accordance in all material respects with the Mine Plan, Applicable Laws, Project Authorizations, Other Rights, Material Project Agreements and Good Industry Practice, including the EAs.

(d)
The Seller shall use all commercially reasonable efforts to obtain, as and when required, and preserve and maintain, all Authorizations (including environmental Authorizations and Utility Commitments), Other Rights and Contracts which are required to permit the Seller to (i) own, operate and maintain the Project in the manner currently owned and operated, (ii) develop, construct and operate the Project as contemplated by the Mine Plan, (iii) commence and carry out the operation of commercial production transactions, and (iv) perform its obligations under the Stream Documents to which it is a party.

(e)
The Seller shall timely and fully perform, pay and observe, or cause to be performed, observed and paid, any and all liabilities and obligations required by any Applicable Laws, Project Authorizations, Other Rights or by any Governmental Body, for the reclamation, restoration or closure of any facility or land used in connection with the Seller’s operations or activities at, on or in respect of the Project or required under this Agreement.

6.2           Processing; Commingling

(a)	The Seller shall not, without the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers):

(i)	sell unprocessed Minerals mined from the Project Real Property;

(ii)	process Minerals mined from the Project Real Property other than through the Process Plant in order to produce doré or gold-silver bearing concentrate; or

(iii)	sell, ship or deliver Minerals processed through the Process Plant and containing gold and/or silver to any Person other than the shipment of such Minerals:

(1)	in the case of doré, to a Refinery for processing into Refined Gold and/or Refined Silver;

(2)
in the case of gold-silver bearing concentrate, (i) to a Refinery for processing into Refined Gold and/or Refined Silver or (ii) to a Smelter for toll processing into doré or other beneficiated form of gold or silver suitable for delivery to a Refinery for processing into Refined Gold and/or Refined Silver or (iii) to a Smelter pursuant to a Sales Contract;

(3)	in the case of gold-silver bearing concentrate toll processed by a Smelter, to a Refinery for processing into Refined Gold and/or Refined Silver; or

(4)	which are Non-Committed Minerals produced in accordance with clauses (1), (2) and (3).

(b)
From and after the applicable Delivery Start Date, the Seller shall ensure that all contractual or other arrangements entered into with a Refinery or Smelter, including Sales Contracts shall contain provisions implementing the terms and conditions of delivery of the Refined Gold and Refined Silver to the Purchasers set forth in Sections 2.3. Notwithstanding the foregoing, the Seller acknowledges its primary obligation to deliver the Refined Gold and Refined Silver to the Purchasers pursuant to this Agreement and that such arrangements with the Refinery or Smelter shall not relieve the Seller of that obligation. The Seller shall promptly notify the Purchasers in writing of any dispute with the Refinery or Smelter in respect of a material matter arising out of or in connection with the processing of Minerals into Refined Gold or Refined Silver and shall provide the Buyer with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(c)
From and after the applicable Delivery Start Date, the Seller shall not process Other Minerals through the Process Plant in priority to or in place of, or commingle Other Minerals with, Minerals which are or can be mined, produced, extracted or otherwise recovered from the Project Real Property, unless: (i) the Seller has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purposes of determining the quantum of the Refined Gold and Refined Silver to be delivered hereunder; (ii) the Purchasers shall not be disadvantaged as a result of the processing of Other Minerals in place of, in priority to, or concurrently with, Minerals; (iii) the Purchasers’ Agent has approved the Commingling Plan and any changes to such plan which may be proposed from time to time, such approval not to be unreasonably withheld; (iv) the Seller keeps all books, records, data and samples required by the Commingling Plan and makes such books, records, data and samples available to the Purchasers in accordance with Section 5.7(b); and (v) the Seller shall have provided notice to the Purchasers’ Agent of the commencement of commingling at least two (2) Business Days prior to such commencement.

6.3           Certain Corporate Standards

The Seller and Pretium shall, and Pretium shall cause all of the Pretium Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Purchasers upon becoming aware of any breach or suspected breach of such policy. Pretium shall not, without the prior written consent of the Purchasers’ Agent, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy.

6.4           Preservation of Corporate Existence; Location of Assets

(a)
Pretium and the Seller shall, and Pretium shall cause any other Guarantor to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate or other existence, including the making of all required filings in connection therewith, and to obtain, and, once obtained, maintain all qualifications necessary to carry on its business and own its assets in each jurisdiction in which they carry on business or in which their assets are located.

(b)
Subject to Section 7.5, neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, merge, amalgamate or consolidate with another Pretium Group Member, or change or reorganize its capital structure or amend its articles, by laws or any other constating documents, if it would adversely impact the Purchasers’ rights under the Stream Documents.

(c)
Neither Pretium nor the Seller shall, and, until the Deposit Reduction Date, Pretium shall not permit any Guarantor (excluding Pretium) to, change its legal or operating name, or the location of its chief executive office or location of its assets, except with at least 15 days’ prior written notice to the Purchasers’ Agent.

(d)
Until the Deposit Reduction Date, the Seller shall promptly notify the Purchasers of (i) the acquisition by any Pretium Group Member of any real property (including mineral rights), whether owned or leased (and in the case of any leased property, provide the Collateral Agent with a charge over such leasehold interest on terms satisfactory to the Purchasers’ Agent and the Collateral Agent, each acting reasonably), and (ii) any new locations of tangible assets of any Pretium Group Member (other than inventory in transit).

6.5           Maintenance of Property; Encumbrances

(a)	Except as otherwise permitted under Article 7, the Seller and Pretium shall at all times do or cause to be done all things necessary to maintain preserve, protect and keep:

(i)
all of its material ownership, lease, use, licence and other interests, as applicable, in the Collateral as are necessary or advisable in order for it to be able to develop, construct and operate the Project substantially in accordance with the Mine Plan and Good Industry Practice; and

(ii)
all material tangible Collateral owned by it in good repair, working order, and condition (ordinary wear and tear excepted), and make necessary and proper repairs, renewals, and replacements so that those aspects of the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Collateral ceases to be necessary or economically desirable for the development, construction or continued operation of the Project substantially in accordance with the Mine Plan and sound mining and business practice;

(b)
Pretium and the Seller shall, and Pretium shall cause any other Guarantor to, at all times warrant and defend the right, title and interest of the Seller, Pretium and any other Guarantor in and to any Collateral, and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances.

(c)
Until the Deposit Reduction Date, neither the Seller nor Pretium shall, and Pretium shall not permit any Pretium Group Member to, create, incur, assume or suffer to exist any Encumbrance upon all or any of the Collateral, whether now owned or hereafter acquired, other than Permitted Encumbrances.

(d)
The Purchasers, at their own expense, may undertake such investigation of the title and status of the Project Real Property as they shall deem necessary. If that investigation should reveal material defects in the title (which shall not include Permitted Encumbrances), the Seller shall forthwith proceed to cure such title defects to the satisfaction of the Purchasers’ Agent, acting reasonably. If the Seller fails to so cure such material defects within 45 days of such notice from the Purchasers’ Agent (i) the Purchasers may proceed to cure such title defects, and (ii) any costs and expenses incurred (including reasonable legal fees and costs) by the Purchasers in connection with curing such title defects shall be promptly reimbursed by the Seller.

(e)
The Seller shall diligently complete, or cause to be completed, the development and construction of the Project in a good and workmanlike manner in accordance, in all material respects, with the budgets, timelines, plans and specifications set forth in the Construction Contracts, the Construction Budget, the Project Schedule and the Mine Plan.

6.6           Insurance

(a)
Until the Deposit Reduction Date, Pretium and the Seller shall, and Pretium shall cause any other Guarantor to, keep insured with financially sound and reputable insurance companies all of the tangible Collateral, including the Project Property, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in similar businesses in similar locations and cause the policies of insurance referred to above to contain customary endorsements for the benefit of the Purchasers, all in a form acceptable to the Purchasers’ Agent, acting reasonably, and as soon as reasonably practicable after the date hereof and in any case within 30 days after the date hereof, include a provision that such policies will not be amended in any manner which is prejudicial to the Purchasers or be cancelled without 30 days’ prior written notice being given to the Purchasers by the issuers thereof. Pretium and the Seller shall cause the Collateral Agent, the Purchasers and the Purchasers’ Agent to be named as a loss payee (as their respective interests may appear) with respect to property insurance and as an additional insured with respect to liability insurance. The Seller shall provide the Purchasers’ Agent promptly with such evidence of insurance as the Purchasers’ Agent may from time to time reasonably require.

(b)
Where any Pretium Group Member has received payment under an insurance policy in respect of a shipment of Minerals to any Refinery or Smelter that is lost or damaged after leaving the Project Real Property and before the risk of loss or damage is transferred to the Refinery or Smelter, the Seller shall use the Net Proceeds of any insurance payment received by the Pretium Group Member in respect thereof to acquire Refined Gold and Refined Silver and shall sell and deliver to the Purchasers (without duplication to the extent previously sold and delivered to the Purchasers by the Seller) the Designated Gold Percentage and Designated Silver Percentage of such Refined Gold or Refined Silver (as if such Refined Gold or Refined Silver had been an Outturn from the Refinery or Smelter) at the Gold Purchase Price or Silver Purchase Price, as applicable.

6.7           Certain Negative Covenants

Until the Deposit Reduction Date (except with the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers)):

(a)
The Seller shall not engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the Business, or as reasonably required to perform its obligations under the Key Transaction Documents. Pretium shall not permit any Pretium Entity to carry on any business other than the holding of securities of other PSA Entities or the Seller, and any activities incidental thereto, including the making of any investment in any Pretium Entity or the Seller, or as reasonably required to perform its obligations under the Key Transaction Documents.

(b)	Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to:

(i)
make any Investments, except (i) Investments in the Seller, Pretium or any other Guarantor, provided that, if such Investment is by way of Debt, such Debt must be Subordinated Intercompany Debt, (ii) short term Investments in money market instruments with remaining maturities of 12 months or less at the date of purchase, including securities issued by governmental agencies, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash or (iii) deposits in bank accounts in the ordinary course of business; or

(ii)	make any Acquisitions.

(c)
Neither Pretium nor the Seller shall, and Pretium shall not permit any Pretium Entity to, enter into any new Material Project Agreement or amend in any material respect or waive any material provision of or terminate or assign (other than as contemplated under the Stream Documents) or give notice of termination or assignment of any Material Contract or waive or grant indulgences in respect of any default or event of default under any Material Contract, provided that, if the Purchasers’ Agent has failed to respond to a written request for consent within 10 Business Days of such request, the consent will be deemed to have been given (but, for greater certainty, such consent shall not be deemed to have been given for a request to consent to a termination).

(d)
Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than the Seller, Pretium or any other Guarantor), except in the ordinary course of and pursuant to the reasonable requirements of such Person’s business and upon fair and reasonable terms that are no less favourable to the Seller, Pretium and any such Guarantor than those that could be obtained in an arm’s length transaction with a Person that is not a Related Party.

(e)
Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, create, incur, assume or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than:

(i)	the Stream Obligations;

(ii)	the Credit Facility or any Refinancing Facility;

(iii)	deposits received from customers in the ordinary course of business;

(iv)	Debt secured by Encumbrances permitted pursuant to paragraph (x) (Purchase Money Obligations and Capitalized Lease Obligations) of the definition of “Permitted Encumbrances” in Section 1.1;

(v)	obligations under Permitted Hedging Arrangements;

(vi)	Subordinated Intercompany Debt;

(vii)	unsecured trade payables incurred in the ordinary course of business;

(viii)
Debt in respect of performance, surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement or environmental reclamation obligations of the Seller, Pretium or any Guarantor (or reimbursement obligations in connection therewith) to the extent required by Applicable Laws or any Governmental Body;

(ix)	●

(x)	any other Debt of any Pretium Group Member permitted in writing by the Purchasers’ Agent (at the direction of the Majority Purchasers);

(f)
Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, enter into any hedge instrument or incur any hedge obligations unless such hedge obligations are pursuant to Permitted Hedging Arrangements.

(g)
Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, (i) use the proceeds of the Credit Facility (or any Refinancing Facility) or the Equity Financing for any purpose other than for Project Costs in accordance with the Construction Budget, or (ii) make any expenditure or payment in respect of the development and construction of the Project if the making of such payment would (A) result in a deviation from the amount specified in respect of any applicable line item in the Construction Budget by an amount in excess of the greater of (x) ●% of the amount specified for such line item in the Construction Budget and (y) $●, or (B) would result, together with all other concurrent or prior unbudgeted expenditures in the same fiscal year, in a deviation in the Construction Budget of greater than ●% for such fiscal year.

(h)
Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, make any Restricted Payment other than, from and after the Completion Date, either by the Seller to Pretium or another Guarantor, or by a Guarantor (including Pretium) to another Guarantor or the Seller or if all of the following conditions are satisfied:

(1)
no Seller Event of Default and no event that, with the giving of notice or passage of time would constitute a Seller Event of Default, has occurred and is continuing or would occur as a result of such Restricted Payment;

(2)	all operating expenses of the Seller, Pretium and any other Guarantor, on a consolidated basis, then due and owing have been paid in full;

(3)
all amounts then due and owing in respect of any Debt (“third-party debt”) of the Seller, Pretium and any other Guarantor (other than Debt owing to any Pretium Group Member) have been paid in full; and

(4)
after giving effect to such Restricted Payment, the Seller, Pretium and any other Guarantor can reasonably be expected to be able to pay all operating expenses and all amounts in respect of any third-party debt expected to come due and owing in the next 90 days.

The Seller shall notify the Purchaser in writing at least 10 days prior to any intended Restricted Payment to be made in accordance with this Section 6.7(g) with full particulars of such intended Restricted Payment.

(i)	Neither Pretium nor the Seller shall, and Pretium shall not permit any other Guarantor to, transfer or assign any Debt owed to it, other than to the Seller, Pretium or another Guarantor.

6.8           Confidentiality

(a)
Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement (collectively, the “Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)
to its auditor, legal counsel, lenders, underwriters and investment bankers and to persons, including any proposed Transferee or acquiring Person under Article 7 or assignee under Section 16.11 (“Third Parties”) with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to advisors and representatives of any such person), provided that (i) such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable and (ii) in the case of Third Parties, such Third Parties shall not be provided with Confidential Information other than an unredacted copy of this Agreement and any related agreements entered into in connection herewith and information regarding deliveries and payments received hereunder, without the prior written consent of the Seller or the Purchasers, as the case may be, such consent not to be unreasonably withheld;

(ii)
subject to Section 16.6, where that disclosure is necessary to comply with Applicable Laws, court order or regulatory request, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation and conduct of any arbitration or court proceeding commenced under Section 16.1;

(iv)
where such information is already available to the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party;

(vi)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of the Confidential Information; and

(vii)
in the case of any Purchaser and its Affiliates, to any limited partner or co-investor or prospective limited partner or co-investor in or with a private equity fund managed by such Purchaser or Affiliates of such Purchaser, to the extent such information is reasonably relevant to the current investment or future investment decision of any such limited partner or co-investor or prospective limited partner or co-investor, provided that such persons undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information for the purpose of making an investment decision in or with respect to such Purchaser or Affiliates of such Purchaser.

(b)
Each Party shall ensure that its Affiliates and its and its Affiliates’ employees, directors, officers, advisors and representatives and those persons listed in Section 6.8(a)(i) and 6.8(a)(vii) are made aware of this Section 6.8 and comply with the provisions of this Section 6.8. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)
No Party shall file this Agreement on SEDAR without reasonable prior consultation with the other Parties and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR.

ARTICLE 7
TRANSFERS OF INTERESTS

7.1           Prohibition on Sale of Production Interests

Except for this Agreement, the Offtake Agreement or with the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers), neither Pretium nor the Seller shall, and Pretium shall not permit any Pretium Entity to, Transfer a Production Interest relating to Minerals (other than a Permitted Asset Disposition), or amend, modify or vary any existing Production Interest which would have the effect of increasing or accelerating any interest in the Minerals to the owner of such Production Interest.

7.2           Prohibition on Transfers and Change of Control

Except as set out in Section 7.3, 7.5 or 7.6 or with the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers), Pretium and the Seller shall not, and Pretium shall ensure that none of the Pretium Group Members, agree to, or enter into, any agreement, arrangement or other transaction with any Person that would cause, or otherwise support, allow or permit to occur:

(i)
a Transfer, in whole or in part, of Project Property (other than a Permitted Asset Disposition or Permitted Encumbrance or Encumbrance made after the Deposit Reduction Date that secures the obligations under any Secured Financing); or

(ii)	a Change of Control of the Seller, Pretium or any Pretium Entity.

7.3           Change of Control

Section 7.2 will not prohibit a Transfer or Change of Control which causes a Triggering Event provided that the Seller and Pretium comply with this Section 7.3.

(a)
If a Triggering Event occurs prior to the earlier of (i) January 1, 2020 and (ii) the Deposit Reduction Date, then the Seller shall have the right to acquire from the Purchasers their respective interest in this Agreement (a “Purchase Right”) in exchange for consideration equal to, for each Purchaser, its Purchaser’s Share of the greater of (A) an amount equal to the product of 0.136 and the aggregate cash consideration (or, in the case of non-cash consideration, 13.6% of such aggregate non-cash consideration) received by Pretium or its shareholders or any other Pretium Entity, as applicable, as a result of such Triggering Event which is attributable to the Project, as agreed by the Parties, and failing agreement, as determined by an investment bank or valuator chosen by the Seller and the Purchasers’ Agent, and failing agreement, by an arbitrator chosen in accordance with Section 16.1 (the investment bank or valuator so chosen, the “Valuator”), and (B) an amount equal to the product of $150,000,000 and (1.15)D/365, where “D” is the number of days from the date hereof to (but excluding) the date of completion of such Triggering Event and payment of such consideration (the greater of such amounts, the “Triggering Event Amount”).

(b)
The Seller shall give written notice to the Purchasers of such Triggering Event at least 35 days in advance of the completion of the transaction which is the subject of such Triggering Event unless prohibited by Applicable Law or contract from providing such notice, in which case such notice shall be given as soon as such prohibition is no longer applicable but in any event within five days after the completion of the transaction which is the subject of such Triggering Event (a “Triggering Event Notice”) and provide details of such Triggering Event, including the expected date of completion (if applicable) and the amount and form of consideration, including the value of any non-cash consideration and the amount or percentage of the consideration attributable to the Project, expected to be paid on completion of such Triggering Event. The Seller may also indicate in the Triggering Event Notice or in a subsequent notice whether it is exercising its Purchase Right. The exercise by the Seller of its Purchase Right will constitute, subject to Section 7.3(i), a binding and irrevocable obligation of the Seller to purchase the Purchasers’ interests in this Agreement for the Triggering Event Amount, and of each Purchaser to sell its interest in this Agreement for its Purchasers’ Share of the Triggering Event Amount, subject only to completion of such Triggering Event and agreement on the value of any non-cash consideration and the amount or percentage of the consideration attributable to the Project. If the Seller does not give notice of its exercise of the Purchase Right in accordance with the foregoing at least one Business Day prior to the completion of the transaction which is the subject of such Triggering Event, such Purchase Right will terminate and the Seller will cease to have any rights in respect thereof.

(c)
If a Triggering Event referred to in Section 7.3(a) occurs, the Purchasers shall have the right to require the Seller to purchase the Purchasers’ interest in this Agreement (a “Sale Right”) in exchange for consideration equal to the Triggering Event Amount.

(d)
In order to exercise the Sale Right, the Purchasers’ Agent (at the direction of the Majority Purchasers) must provide written notice of exercise of such right to the Seller at any time within 30 days after receipt of the Triggering Event Notice. The giving of such notice will constitute, subject to Section 7.3(i) (and any prior exercise of the Purchase Right), a binding and irrevocable obligation of each Purchaser to sell its interest in this Agreement for its Purchaser’s Share of the Triggering Event Amount, and of the Seller to purchase the Purchasers’ interests in this Agreement for the Triggering Event Amount, subject only to completion of such Triggering Event and agreement on the value of any non-cash consideration and the amount or percentage of the consideration attributable to the Project. If the Purchasers’ Agent (at the direction of the Majority Purchasers) fails to give such notice or indicates it is not exercising the Sale Right, the Sale Right in respect of such Triggering Event will terminate.

(e)
If the consideration offered in such Triggering Event includes non-cash consideration, the value of the non-cash consideration (expressed as an amount in cash for the purpose of determining whether, in Section 7.3(a), (A) is greater than (B)) will be as agreed by the Seller and the Purchasers’ Agent, and failing agreement, as determined by the Valuator.

(f)	Schedule F will apply to the choice of Valuator and the procedure to be followed by it in making the determinations required of it in this Section 7.3.

(g)
If there is a dispute as to the amount or percentage of the consideration attributable to the Project under Section 7.3(a) or as to the value of any non-cash consideration under Section 7.3(d), the Parties will proceed as expeditiously as possible (and within 10 Business Days after notification of such dispute) to appoint a Valuator to make any such determination.

(h)
If a Valuator is appointed, the 30-day period in Section 7.3(d) and the five Business Day period in Section 7.4 will not begin to run until after the Valuator has rendered its determination as to the matters in Section 7.3(g).

(i)	The following rules will apply to any Triggering Event under this Section 7.3:

(i)	the Seller is required to provide a Triggering Event Notice for any new Triggering Event, in which case this Section 7.3 will apply to that new Triggering Event;

(ii)
a “new Triggering Event” means a Triggering Event that is independent (that is, the counterparty to the transaction is not related to or an Affiliate of the counterparty under an existing Triggering Event) of an existing Triggering Event;

(iii)
an amendment to the terms of an existing Triggering Event that adversely impacts the Purchaser’s rights hereunder or involves a change in the amount or form (or combination) of consideration will constitute a new Triggering Event;

(iv)
the Triggering Event Notice for a new Triggering Event, including exercise of the Purchase Right, will supersede and replace the Triggering Event Notice, including any exercise of the Purchase Right, for an earlier Triggering Event; and

(v)	the exercise of a Sale Right for a new Triggering Event will supersede and replace any exercise of the Sale Right for an earlier Triggering Event.

7.4           Closing

If either the Seller or the Purchasers exercises its rights under Section 7.3, then, on the date that is five Business Days following the later of (a) the completion of such Triggering Event and (b) if applicable, the determination by the Valuator pursuant to Section 7.3, the Seller shall pay the Purchaser’s Share of the Triggering Event Amount to each Purchaser by wire transfer in immediately available funds to the account specified by the Purchaser in writing and/or by delivery to such Purchaser of its Purchaser’s Share of any non-cash consideration, and on receipt by the Purchasers of the Triggering Event Amount, the Parties will cease to have any further rights or obligations under this Agreement and this Agreement will terminate.

7.5           Permitted Transfers and Changes of Control

Following the Deposit Reduction Date, Section 7.2 shall not prohibit (i) any Change of Control of Pretium, and (ii) any other Transfer or Change of Control, if,

Transfer of the Project Property

(a)           in the case of a Transfer of Project Property:

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed Transfer;

(ii)
the Seller, or any Person to which the Project Property has been transferred in accordance with Section 7.5(c), transfers all, but not less than all, of the Project Property (other than leased personal property that is not material to the Project that, by the terms of the lease, may not be transferred) to the same transferee (the “New Owner”);

(iii)
the Seller assigns all its rights and obligations under this Agreement to the New Owner concurrently with any such transfer of Project Property, and the New Owner and the ultimate parent owner thereof (if any) assume in favour of the Purchasers all of the Seller’s and Pretium’s respective obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably (and upon such assumption and agreement and completion of the Transfer in accordance with this Section 7.5(a), the Seller and Pretium shall automatically be released from their respective obligations hereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such assumption and agreement);

(iv)
the New Owner and each Person that has a direct or indirect interest in the Project Property or the New Owner enters into the same Guarantees entered into by Pretium, the Pretium Entities and the Seller pursuant to Article 9 (and upon the execution and delivery of such Guarantees, and completion of the Transfer in accordance with this Section 7.5(a), Pretium, the Pretium Entities and the Seller shall automatically be released from their respective obligations thereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such execution and delivery);

(v)
the Persons referred to in subsections (ii), (iii) and (iv) above satisfy the conditions set forth in Sections 3.2(d), 3.2(e), 3.2(f), 3.2(g) and 3.2(h) as if such provisions applied to them, with appropriate modifications;

(vi)	all necessary consents and approvals of any Governmental Body or other Person are obtained or satisfied with respect to such Transfer;

(vii)	there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and is continuing; and

(viii)
the Purchasers’ Agent does not reasonably expect such Transfer to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Pretium Group Members” shall instead refer to the Persons referred to in subsections (ii), (iii) and (iv) above, as applicable).

Change of Control

(b)	in the case of a Change of Control of the Seller or a Pretium Entity:

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed Change of Control;

(ii)
the Person acquiring control of the Seller or Pretium Entity under the Change of Control, as applicable, or, if the Person acquiring control is controlled by another Person, the ultimate parent owner thereof (the “New Parent”), assumes in favour of the Purchasers all of Pretium’s obligations under this Agreement, such assumption to occur pursuant to an agreement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably (and upon such assumption and agreement and completion of the Transfer in accordance with this Section 7.5(b), Pretium shall automatically be released from its obligations hereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such assumption and agreement);

(iii)
each Person that, as a result of the Change of Control, acquires a direct or indirect interest in the Project Property enters into the same Guarantees entered into by Pretium and the Pretium Entities pursuant to Article 9 (and upon the execution and delivery of such Guarantees, and completion of the Change of Control in accordance with this Section 7.5(b), Pretium (if applicable) and the applicable Pretium Entities shall automatically be released from their respective obligations thereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such execution and delivery);

(iv)
the Persons referred to in subsections (ii) and (iii) above satisfy the conditions set forth in Sections 3.2(d), 3.2(e), 3.2(f), 3.2(g) and 3.2(h) as if provisions applied to them, with appropriate modifications;

(v)	all necessary consents and approvals of any Governmental Body or other Person are obtained or satisfied with respect to such Change of Control;

(vi)	there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and is continuing; and

(vii)
the Purchasers’ Agent does not reasonably expect such Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to “Pretium Group Members” shall instead refer to the Persons referred to in subsections (ii) and (iii) above, as applicable).

Inter-corporate Transfers

(c)	in the case of a Transfer of Project Property or other Collateral to a Pretium Group Member:

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed Transfer;

(ii)
the Seller and Pretium provide a confirmation in writing in favour of the Purchasers that their respective obligations under this Agreement shall continue in full force and effect despite any such Transfer;

(iii)	the provisions of Sections 7.5(a)(iv), 7.5(a)(v), 7.5(a)(vi), 7.5(a)(vii) and 7.5(a)(viii) are complied with, with appropriate modifications; and

(iv)	the transferee shall have no Debt other than Permitted Indebtedness.

Joint Ventures and Minority Dispositions

(d)
in the case of Pretium or a Pretium Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement, in any case involving a Transfer of Collateral (other than Project Property) with another Person that is not a Pretium Group Member:

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)	Pretium retains at least an indirect majority undivided interest in the Project;

(iii)	a Pretium Group Member is at all times the operator of the Project;

(iv)
such other Person in a document, in form and substance satisfactory to the Purchasers’ Agent, acknowledges to Pretium, the Pretium Entities, the Purchasers and any other applicable Person, the obligations of Pretium and the Pretium Entities under this Agreement and the other Stream Documents, including the Guarantees;

(v)
all filings have been made and all other actions have been taken that are required in order for the Purchasers to continue at all times following such transaction to have the valid and perfected security interest contemplated by Article 9;

(vi)	such other Person satisfies the conditions set forth in Sections 3.2(d), 3.2(e), 3.2(f), 3.2(g) and 3.2(h) as if such provisions applied to it, with appropriate modifications;

(vii)	all necessary consents and approvals of any Governmental Body or other Person are obtained or satisfied with respect to such arrangements;

(viii)	there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and is continuing; and

(ix)
the Purchasers’ Agent does not reasonably expect such transaction to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to “Pretium Group Members” shall instead refer to the Pretium Group Members and such Person).

7.6           Abandonment

If the Seller intends to abandon, surrender, relinquish or let lapse any of the Project Real Property, including by way of ceasing to maintain Project Authorizations or the validity of mineral claims, leases or exploration licenses (the “Abandonment Property”), the Seller shall (i) have determined, acting in a commercially reasonable manner, that it is not economical to mine minerals from the Abandonment Property, and (ii) first give notice of such intention to the Purchasers’ Agent at least 30 days in advance of the proposed date of abandonment. If, not later than 10 days before the proposed date of abandonment, the Seller receives from the Purchasers’ Agent written notice that one or more of the Purchasers desire the Seller to convey or cause the conveyance of the Abandonment Property to such Purchasers or an assignee, the Seller shall, without additional consideration, convey or cause the conveyance of the Abandonment Property to such Purchasers on an as is where is basis and at the sole cost, risk and expense of such Purchasers and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Purchasers’ Agent does not give such notice to the Seller within the prescribed period of time, the Seller may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if any Pretium Group Member reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven years following abandonment, the production of gold and silver from such property shall be subject to this Agreement. The Seller shall give written notice to the Purchasers within ten days of any such reacquisition.

ARTICLE 8
STREAM OPTIONS

8.1           2018 Options and 2019 Options

(a)
On December 31, 2018 (or if December 31, 2018 is not a Business Day, the previous day that is a Business Day) the Seller shall have the right (i) to pay each Purchaser its Purchaser’s Share of $150,000,000, in which case the Designated Metal Percentage will be 3% and the Delivery Start Date will be January 1, 2019 (the “2018 Stream Option”), or (ii) to acquire each Purchaser’s interest in this Agreement on payment to each Purchaser of its Purchaser’s Share of $237,000,000 (the “2018 Non-Stream Option”). In order to exercise the 2018 Stream Option or the 2018 Non-Stream Option, the Seller must provide at least 90 days’ prior written notice to the Purchasers, indicating it elects either the 2018 Stream Option or the 2018 Non-Stream Option. The giving of such notice will constitute the Seller’s binding obligation with respect to the 2018 Stream Option or 2018 Non-Stream Option, as applicable. If the Seller fails to give such notice, it will cease to have any rights under this Section 8.1(a).

(b)
If the Seller does not exercise either of the 2018 Options in accordance with Section 8.1(a), then, on December 31, 2019 (or if December 31, 2019 is not a Business Day, on the previous day that is a Business Day) the Seller shall have the right (i) to pay each Purchaser its Purchaser’s Share of $150,000,000, in which case the Designated Metal Percentage will be 4% and the Delivery Start Date will be January 1, 2020 (the “2019 Stream Option”), or (ii) to acquire each Purchaser’s interest in this Agreement on payment to each Purchaser of its Purchaser’s Share of $272,000,000 (the “2019 Non-Stream Option”). In order to exercise the 2019 Stream Option or the 2019 Non-Stream Option, the Seller must provide at least 90 days’ prior written notice to the Purchasers, indicating it elects either the 2019 Stream Option or the 2019 Non-Stream Option. The giving of such notice will constitute the Seller’s binding obligation with respect to the 2019 Stream Option or the 2019 Non-Stream Option, as applicable. If the Seller fails to give such notice, it will cease to have any rights under this Section 8.1(b).

8.2           2018 Options and 2019 Options Not Exercised

If the Seller does not exercise any of the 2018 Options or 2019 Options in accordance with Section 8.1, then, on January 1, 2020 (or if January 1, 2020 is not a Business Day, on the next day that is a Business Day) it shall pay $20,000,000 to the Purchasers by wire transfer in immediately available funds to the account specified by the Purchasers in writing.

8.3           Closing of Stream Options

(a)
If the Seller exercises the 2018 Stream Option in accordance with Section 8.1(a),then, on December 31, 2018 (or if December 31, 2018 is not a Business Day, the previous day that is a Business Day) it shall pay to each Purchaser its Purchaser’s Share of $150,000,000 by wire transfer in immediately available funds to the account specified by such Purchaser in writing.

(b)
If the Seller exercises the 2018 Non-Stream Option in accordance with Section 8.1(a), then, on December 31, 2018 (or if December 31, 2018 is not a Business Day, the previous day that is a Business Day) it shall pay to each Purchaser its Purchaser’s Share of $237,000,000 by wire transfer in immediately available funds to the account specified by such Purchaser in writing, and on receipt of such payment by each Purchaser, the Parties will cease to have any further rights or obligations under this Agreement and it will terminate.

(c)
If the Seller exercises the 2019 Stream Option in accordance with Section 8.1(b), then, on December 31, 2019 (or if December 31, 2019 is not a Business Day, the previous day that is a Business Day) it shall pay to each Purchaser its Purchaser’s Share of $150,000,000 by wire transfer in immediately available funds to the account specified by such Purchaser in writing.

(d)
If the Seller exercises the 2019 Non-Stream Option in accordance with Section 8.1(b), then, on December 31, 2019 (or if December 31, 2019 is not a Business Day, the previous day that is a Business Day) it shall pay to each Purchaser its Purchaser’s Share of $272,000,000 by wire transfer in immediately available funds to the account specified by such Purchaser in writing, and on receipt of such payment by each Purchaser, the Parties will cease to have any further rights or obligations under this Agreement and it will terminate.

ARTICLE 9
SECURITY

9.1           Security

As security for the due and punctual payment of all of the Stream Obligations, Pretium and the Seller shall, and Pretium shall cause each Pretium Entity to, grant, from time to time, a continuing security interest and a first-ranking Encumbrance in favour of the Collateral Agent, for the benefit of the Purchasers, over all of the Collateral (subject only to Permitted Encumbrances and the Intercreditor Agreement), and in furtherance thereof shall deliver or cause to be delivered to the Collateral Agent, for the benefit of the Purchasers, in form and substance satisfactory to Purchasers’ counsel, acting reasonably:

(a)	a Guarantee of the Stream Obligations from each Guarantor (including Pretium);

(b)	a General Security Agreement from the Seller and each Guarantor (including Pretium);

(c)	a Share Pledge Agreement from Pretium;

(d)	a Mortgage from Pretium (if applicable) and any Pretium Entity over the real property interests of such Person that comprise part of the Project Real Property (including the Mortgage);

(e)
a security agreement from Pretium (if applicable) and any Pretium Entity in respect of mineral claims and other mineral rights held by such Person that comprise part of the Project Real Property, including a Security Agreement re: Mineral Claims from the Seller;

(f)
all share certificates, stock powers of attorney, insurance certificates, and endorsements, documentation, consents or authorizations necessary in order to make valid and effective the aforementioned agreements; and

(g)
such other security documents as the Purchasers’ Agent may at any time reasonably request for the purposes of granting, protecting or ensuring a first-ranking (subject only to Permitted Encumbrances and the Intercreditor Agreement) perfected Encumbrance in favour of the Collateral Agent, for the benefit of the Purchasers, in all Collateral.

9.2           Additional Security from New Pretium Entities

Pretium shall cause each Person that is at the time of or becomes a Pretium Entity after the date hereof (by way of acquisition or otherwise) but in all cases subject to Section 9.6 to deliver to the Collateral Agent (i) a Guarantee of the Stream Obligations, (ii) security over the shares of such Pretium Entity, and the real and personal property of such Pretium Entity (in respect of such real property, which comprises part of the Project Real Property), substantially to the same effect as the Security provided for in Section 9.1, (iii) a third party legal opinion from the Seller’s counsel concerning such Pretium Entity, Guarantee and security, all to be delivered to the Purchasers’ Agent and to the Collateral Agent within 30 days of such Person first becoming a Pretium Entity, together with all share certificates, stock powers of attorney, consents, authorizations, registrations (or evidence of the filing of the same with the applicable authority for the purposes of registration) and supporting documentation (including updates to disclosure schedules hereto) in respect thereof as necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein.

9.3           Further Assurances – Security

Pretium and the Seller shall take, and shall cause each other Guarantor to take, or cause to be taken, such action and execute and deliver or cause to be executed and delivered to the Collateral Agent such agreements, documents and instruments as the Purchasers’ Agent or the Collateral Agent shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Purchasers’ Agent, the Collateral Agent or the Purchasers’ counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 9.1 or 9.2 as first-ranking Encumbrances of the Person granting such Encumbrances, subject only to the Permitted Encumbrances and the Intercreditor Agreement, in all jurisdictions reasonably required by the Purchasers’ Agent or the Collateral Agent, in each case within a reasonable time after the request therefor by the Purchasers’ Agent, the Collateral Agent or the Purchasers’ counsel, and in each case, in form and substance satisfactory to Purchasers’ counsel, acting reasonably.

9.4           Security Effective Notwithstanding Date of Deposit

The Security shall be effective and the undertakings in this Agreement and the other Stream Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments under this Agreement or any of the other Stream Documents, but shall constitute continuing security to and in favour of the Collateral Agent for the benefit of the Purchasers for the Stream Obligations from time to time.

9.5           No Merger

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Purchasers shall in any way affect any of the provisions of this Agreement, the other Stream Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Purchasers shall in any way affect the obligation of the Seller to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

9.6           Release of Security

(a)
Subject to Sections 9.6(b) and 9.6(c), following indefeasible payment and performance in full of all Stream Obligations under this Agreement and the other Stream Documents, the Purchasers’ Agent will promptly, at the request, cost and expense of the Seller, direct the Collateral Agent to release and discharge the right and interest of the Purchasers in the Collateral.

(b)
From and after the Deposit Reduction Date, and provided that no Event of Default has occurred and is continuing, the Purchasers’ Agent will, at the request, cost and expense of the Seller, direct the Collateral Agent to release and discharge any Security provided by any Guarantor other than the Guarantee of Pretium and any Pretium Entity.

(c)
Subject to the Intercreditor Agreement, if any Collateral is disposed of as permitted by this Agreement or is otherwise released from the Security at the direction or with the consent of the Purchasers’ Agent, at the request, cost and expense of the Seller (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such disposition), the Purchasers’ Agent shall direct the Collateral Agent to discharge such Collateral from the Security and deliver and re-assign to the relevant Pretium Entity (without any representation or warranty) any of such Collateral as is then in the possession of the Collateral Agent.

9.7           Stockpiling

If the Seller intends to stockpile, store, warehouse or otherwise place Minerals off the Project Real Property, before doing so, the Seller shall obtain from the property owner, operator or both, as applicable, where such stockpiling, storage, warehousing or other placement occurs, to provide in favour of the Collateral Agent a written acknowledgement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, which provides that the Seller’s and/or its Affiliates’, as applicable, rights to the Minerals shall be preserved and which acknowledges the Purchasers’ Encumbrances thereon and provides the Collateral Agent with a right of access in the event of enforcement by the Collateral Agent of the Security.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1         Representations and Warranties of Pretium and the Seller

Pretium and the Seller, acknowledging that the Purchasers are entering into this Agreement in reliance thereon, hereby jointly and severally make, on and as of the date hereof, the representations and warranties to the Purchasers set forth in Schedule G.

10.2         Representations and Warranties of the Purchaser

The Purchasers, acknowledging that the Seller and Pretium are entering into this Agreement in reliance thereon, hereby severally (and not jointly and severally) make, on and as of the date hereof, the representations and warranties to the Seller and Pretium set forth in Schedule H.

10.3         Survival of Representations and Warranties

The representations and warranties set forth in Schedules G and H shall survive the execution and delivery of this Agreement.

10.4         Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Pretium or the Seller, it shall be deemed to refer to the actual knowledge of any of the Chief Executive Officer, the President, and the Chief Financial Officer.

ARTICLE 11
SELLER EVENTS OF DEFAULT

11.1         Events of Default

Each of the following events or circumstances constitutes an event of default by the Seller (each, a “Seller Event of Default”):

(a)
the Seller fails to sell and deliver Refined Gold or Refined Silver to the Purchasers on the terms and conditions set forth in this Agreement within two Business Days of the date upon which sale and delivery is required hereunder;

(b)
other than as provided in Sections 11.1(a) and 11.1(i), the Seller, Pretium or any other Guarantor is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any other Stream Document, which breach or default is not remedied within a period of 15 Business Days after the earlier of (i) delivery by the Purchasers’ Agent to the Seller, Pretium or any other Guarantor, as applicable, of written notice of such breach or default, and (ii) such Person becoming aware of such breach;

(c)
the Seller, Pretium or any other Guarantor makes any representation or warranty under any Stream Document which is, in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete when made or deemed to be made;

(d)	the Seller, Pretium or any other Guarantor ceases or threatens to cease to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;

(e)
the Seller, Pretium or any other Guarantor becomes bankrupt, whether voluntarily or involuntarily, or becomes subject to any proceeding seeking liquidation, arrangement, monitorship, relief of creditors or the appointment of a receiver or trustee over any of the Collateral, and such proceeding is not contested by the Seller, Pretium or such Guarantor, as applicable, diligently, in good faith and on a timely basis and dismissed or stayed within 45 days of its commencement or issuance (for greater certainty, such 45-day grace period shall not apply if the Seller, Pretium or such Guarantor becomes bankrupt voluntarily or any such proceedings are initiated by a Pretium Group Member);

(f)	an order is made or a resolution is passed for the winding up, liquidation or dissolution of the Seller, Pretium or any other Guarantor;

(g)
all or any portion of the Collateral is sold, transferred, Encumbered or assigned without the consent of the Purchasers (other than pursuant to a disposition permitted hereunder or Permitted Encumbrance, as applicable);

(h)	an Encumbrancer or any other Person takes possession of any of the Collateral by appointment of a receiver, receiver and manager, or otherwise;

(i)	the Seller or Pretium is in breach or default of its obligations under Articles 7 or 8;

(j)	the Seller, Pretium or any other Guarantor takes or seeks to take any action to abandon all or any material portion of the Collateral (other than as permitted under Section 7.6);

(k)	any Governmental Body directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates the Seller, Pretium or any Pretium Entity or any material portion of the Project Property;

(l)
it is or becomes unlawful, or any action taken by a Governmental Body, in the reasonable opinion of the Purchaser, makes it impractical or impossible, for the Seller, Pretium or any Pretium Entity to perform any of its obligations under any Stream Document; or

(m)
(i) any Pretium Group Member, or officer of a Pretium Group Member, is charged with breaching any AML Legislation, any Anti-Corruption Laws or any Sanctions, or (ii) any director or employee of a Pretium Group Member (other than an officer) is charged with breaching any AML Legislation, any Anti-Corruption Laws or any Sanctions and the Pretium Group Member’s relationship with such director or employee (other than an officer) is not terminated with 10 days of acquiring actual knowledge of such charge.

In addition to the foregoing, until the Deposit Reduction Date, each of the following events or circumstances shall also constitute a Seller Event of Default:

(n)	the occurrence of any “Default” or “Event of Default”, as defined under any Credit Facility or Refinancing Facility, without any amendments or waivers from the lenders thereunder;

(o)
the Seller, Pretium or any other Guarantor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having a principal amount in excess of $25,000,000, and any applicable grace period in relation thereto has expired, or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists, the effect of which default or other condition, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;

(p)
any of the Security or any Stream Document is repudiated or contested by the Seller, Pretium or any other Guarantor, in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or, in the case of the Security, to not constitute a first ranking priority Encumbrance in the Collateral, subject only to Permitted Encumbrances;

(q)
a final judgment, order, writ of execution, garnishment or attachment or similar process for an amount in excess of $25,000,000 is issued or levied against the Seller, Pretium or any other Guarantor or any material portion of the Collateral;

(r)
the Seller takes or seeks to take any action to (i) abandon the construction of the Project, (ii) put the Project on care and maintenance, or (iii) otherwise suspend construction, development or mining operations at the Project (other than temporary suspensions for sound operational reasons not to exceed three months);

(s)	the Commercial Production Date has not occurred by March 31, 2018; or

(t)	the occurrence of a Material Adverse Effect.

11.2         Remedies

(a)
If a Seller Event of Default occurs and is continuing, the Purchasers shall have the right, upon written notice from the Purchasers’ Agent (at the direction of the Majority Purchasers) to the Seller, at their option and in addition to and not in substitution for any other remedies available to them hereunder or at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to the Purchasers;

(ii)
terminate this Agreement by written notice to the Seller and, without limiting Section 11.2(a)(i), demand all damages and losses suffered or incurred as a result of the occurrence of such Seller Event of Default and termination, including the greater of (A) the Principal Balance Amount and (B) the NPV of the Remaining Stream, provided that, for the purpose of this Section 11.2(a)(ii) only, a 7% discount rate will be applied; and

(iii)	direct the Collateral Agent to enforce the Security.

(b)
The Parties hereby acknowledge and agree that (i) the Purchasers will be damaged by a Seller Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Seller Event of Default; (iii) any sums payable in accordance with Section 11.2(a)(ii) with respect to a Seller Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 11.2(a)(ii) with respect to a Seller Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Seller Event of Default in full and final satisfaction of all amounts owed in respect of such Seller Event of Default.

(c)
For greater certainty, if the Purchasers’ Agent does not exercise its termination right under Section 11.2(a)(ii), the obligations of the Seller and Pretium or any successors following a realization hereunder shall continue in full force and effect.

ARTICLE 12
PURCHASER EVENTS OF DEFAULT

12.1         Events of Default

Each of the following events or circumstances constitutes an event of default by a Purchaser (each, a “Purchaser Event of Default”):

(a)
such Purchaser is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any other Stream Document, which breach or default is not remedied within a period of 15 Business Days after the earlier of (i) delivery by the Seller to such Purchaser of written notice of such breach or default, and (ii) such Purchaser becoming aware of such breach; or

(b)
such Purchaser makes any representation or warranty under any Stream Document which is, in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete when made or deemed to be made.

12.2         Remedies

If a Purchaser Event of Default under Section 12.1(a) or 12.1(b) has occurred and is continuing, the Seller shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it against such Purchaser under this Agreement or at law or in equity.

ARTICLE 13
TAXES

13.1         Taxes

(a)
All deliveries of Refined Gold and Refined Silver and any other payments and transfers of property of any kind made under this Agreement or any other Stream Document by any Pretium Group Member shall be made free and clear and without any present or future deduction, withholding, charge, levy or imposition for or on account of any Taxes, except as required by Applicable Laws. Subject to Section 13.1(d) below, all Taxes, if any, as are required by Applicable Laws to be deducted, withheld, charged, levied, collected or imposed on any Person on or with respect to any such delivery, payment or transfer made by any Pretium Group Member shall be paid by the Seller by delivering or paying to the relevant Purchaser or on its behalf, in addition to such delivery, payment or transfer, such additional delivery, payment or transfer as is necessary to ensure that the net amount received by such Purchaser (net of any such Taxes, including any Taxes required to be deducted, withheld, charged, levied, collected or imposed on any such additional amount) equals the full amount that such Purchaser would have received had no such deduction, withholding, charge, levy, collection or imposition been required.

(b)
If any Purchaser becomes liable for any Tax, other than Excluded Taxes, imposed on any payments or deliveries under this Agreement, the Seller shall indemnify such Purchaser for such Tax, and the indemnity payment shall be increased as necessary so that, after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), such Purchaser shall receive the full amount of Taxes for which it is liable and are due and payable, and, if requested by the Seller, such Purchaser will use reasonable efforts to dispute the imposition or assertion of such Taxes by the relevant Governmental Body, all at the Seller’s expense. A certificate as to the amount of such payment or liability delivered to the Seller by such Purchaser shall be conclusive absent manifest error.

(c)
If any Purchaser determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by the Seller or with respect to which the Seller has paid additional amounts pursuant to this Section 13.1 or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Seller an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Seller under this Section 13.1 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Purchaser and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The Seller, upon the request of any Purchaser, agrees to repay the amount paid over to the Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to such Purchaser if such Purchaser is required to repay such refund or reduction to such Governmental Body. If the Seller determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made hereunder, such Purchaser shall use its commercially reasonable efforts to co-operate with the Seller in challenging such Taxes at the Seller’s cost and expense if so requested by the Seller, provided that such Purchaser does not reasonably determine that such challenge could be prejudicial to it. This Section 13.1(c) shall not be construed to require the Purchasers to make available their Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Seller or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

(d)
Notwithstanding Sections 13.1(a) and 13.1(b), the Seller shall not be responsible for any Excluded Taxes (as defined below) imposed or collected by any jurisdiction in respect of deliveries of Refined Gold and Refined Silver or payments and transfers of property of any kind made by a Pretium Group Member pursuant to this Agreement, the Guarantee or any Security Documents. For these purposes “Excluded Taxes” means any Taxes that are recoverable by a Purchaser or its assignees by way of input tax credit, refund or rebate and any additional Taxes imposed or collected by a jurisdiction by reason of a Purchaser (or any assignee of a Purchaser pursuant to Section 16.11, but with respect only to the interest of such assignee) being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment or a connection in that jurisdiction or participating in a transaction separate from this Agreement in that jurisdiction, in each case determined by application of the laws of that jurisdiction, other than by reason of purchasing Refined Gold or Refined Silver under this Agreement, receiving payments or deliveries under this Agreement in that jurisdiction, making payments under this Agreement, or enforcing rights under this Agreement or any other Stream Document.

(e)
The Parties agree to reasonably cooperate to (i) ensure that no more Taxes, duties or other charges are payable other than as required under Applicable Law and (ii) obtain a refund or credit of any Taxes which have been overpaid.

(f)
Notwithstanding anything herein to the contrary, the Seller shall not be required pursuant to this Section 13.1 to pay any increased or additional amount to, or to indemnify, any Purchaser that is an assignee of all or any interest in this Agreement except to the extent that the assignor to such Purchaser would have been, as an original Purchaser, entitled to receive additional amounts or indemnity payments from the Seller pursuant to this Section 13.1 (and provided that nothing in this Section 13.1(f) shall be construed as relieving the Seller from any obligation to make such payments or indemnification to any assignor). For greater certainty, if an assignment would result in an increase in an amount of Taxes to be withheld pursuant to this Section 13.1, the Seller will not be responsible for indemnifying or making additional payments to any Purchaser that is an assignee with respect to such increase.

(g)
Following the execution and delivery of this Agreement, each of the Parties will co-operate reasonably with the other Party in implementing any proposed adjustments to the structure or terms of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party and that the costs of such adjustments shall be paid for by the proposing Party.

ARTICLE 14
INDEMNITIES

14.1         Indemnity of Pretium and the Seller

Without limiting Section 11.2, Pretium and the Seller jointly and severally agree to indemnify and save each Purchaser and its Affiliates and their directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by any of them as a result of, in respect of, or arising as a consequence of:

(a)
any breach or inaccuracy of any representation or warranty of the Pretium Group Members contained in this Agreement or the other Stream Documents, including without limitation the representations and warranties set forth in Schedule G hereto, or in any document, instrument or agreement delivered pursuant hereto or thereto;

(b)
any breach, including breach due to non-performance, by the Pretium Group Members of any covenant or agreement to be performed by any of the Pretium Group Members contained in this Agreement or the other Stream Documents or in any document, instrument or agreement delivered pursuant hereto or thereto;

(c)	the development or operation of the Project; and

(d)
the physical environmental condition of the Project and matters of health and safety related to the Project or any action or claim brought with respect thereto (including conditions arising prior to the date of this Agreement).

provided that the foregoing shall not apply to any Losses to the extent they arise primarily from the gross negligence or willful misconduct of such indemnified persons.

14.2         Indemnity of Purchaser

Each Purchaser severally agrees to indemnify and save Pretium, the Seller and their Affiliates and their directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by any of them as a result of, in respect of, or arising as a consequence of:

(a)
any breach or inaccuracy of any representation or warranty of such Purchaser contained in this Agreement or the other Stream Documents, including without limitation the representations and warranties set forth in Schedule H hereto, or in any document, instrument or agreement delivered pursuant hereto or thereto; or

(b)
any breach, including breach due to non-performance, by such Purchaser of any covenant or agreement to be performed by such Purchaser contained in this Agreement or the other Stream Documents or in any document, instrument or agreement delivered pursuant hereto or thereto, provided that the foregoing shall not apply to any Losses to the extent they arise primarily from the gross negligence or willful misconduct of such indemnified persons.

14.3         Non-Party Indemnified Persons

Each of the Parties shall act as the trustee to its related indemnified persons under this Article 14 to the extent indemnified under this Agreement and accepts this trust and will hold and enforce the covenants herein on behalf of such related indemnified persons.

ARTICLE 15
THE PURCHASERS AND THE PURCHASERS’ AGENT

15.1         Decision-Making

(a)           Any amendment, waiver, discharge or termination with respect to this Agreement relating to the following matters shall be effective only if agreed between the Seller and the Unanimous Purchasers:

(i)
any amount payable or deliverable by the Seller to the Purchasers, or any alteration in the currency or mode of calculation or computation of any amount payable or deliverable by the Seller to the Purchasers hereunder;

(ii)	any change to Article 11 or what constitutes a Seller Event of Default;

(iii)	any change to Article 12 or what constitutes a Purchaser Event of Default;

(iv)	any extension or reduction of the time for any payments or deliveries required to be made by the Seller to the Purchasers;

(v)	any extension or reduction of the notice period required in connection with any payment or delivery by the Seller to the Purchasers;

(vi)
any material change in the nature and scope of the Security or any release or discharge of any material portion of the Security, except that the Collateral Agent may from time to time without notice to or the consent of the Purchasers execute and deliver partial or full releases of the Security from time to time in respect of any item of the Collateral to the extent expressly permitted in this Agreement;

(vii)	any provision of this Article 15; or

(viii)	the reduction or elimination of any rights of any Purchaser, acting alone or together with other Purchasers, to exercise any rights or receive any information.

(b)
Except for the matters described in Section 15.1(a) above or otherwise expressly provided for in this Agreement, any amendment, waiver, discharge or termination with respect to this Agreement shall only be effective if agreed between the Seller and the Majority Purchasers in writing, and any such amendment, waiver, discharge or termination that is so agreed shall be final and binding upon all of the Purchasers. Subject to the other provisions of this Section 15.1, where the terms of this Agreement refer to any action to be taken by the Purchasers or to any such action that requires the consent or other determination of the Purchasers, the action taken by and the consent or other determination given or made by the Majority Purchasers shall, except to the extent that this Agreement expressly provides to the contrary, constitute the action or consent or other determination of the Purchasers.

(c)
The Purchaser’s Agent shall provide the other Purchasers with copies of all amendments, waivers or consents provided by the Purchasers’ Agent with respect to any provisions of the Agreement or other Stream Documents promptly upon execution thereof.

(d)
To the extent that any of the Purchasers has an interest in the subject matter of any decision (other than the appointment of the Purchasers’ Agent) requiring approval of the Purchasers and such interest is adverse in any material respect from the interest of the other Purchasers, in their capacity as Purchasers, such Purchaser’s Share shall be disregarded in determining the approval of the Majority Purchasers or Unanimous Purchasers, as applicable.

15.2         Purchasers’ Obligations Several; No Partnership

The obligations of each Purchaser under this Agreement are several and not joint or joint and several. No Purchaser shall be responsible for the obligations of any other Purchaser hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Purchasers a partnership.

15.3         Purchasers’ Agent

(a)
From time to time, the Purchasers may authorize one of the Purchasers, or an Affiliate of one of the Purchasers, to act as the Purchasers’ Agent for taking the actions of the Purchasers’ Agent specified under the Stream Documents. The Purchasers’ Agent shall be Orion Co-Investments II (Stream) Limited or as otherwise designated from time to time by notice in writing from the Majority Purchasers to the other Parties.

(b)
In exercising its duties hereunder, the Purchasers’ Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained. The Purchasers’ Agent may refrain from exercising any right, power or discretion vested in it under this Agreement which would or might in its opinion in its sole discretion be contrary to any Applicable Law or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such Applicable Law. The Purchasers’ Agent shall not be bound to disclose to any Person any information relating to any Pretium Group Member if such disclosure would or might in its opinion in its sole discretion constitute a breach of Applicable Law or be otherwise actionable at the suit of any Person.

(c)
The Purchasers’ Agent shall not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith and the Purchasers’ Agent shall not be under any liability to any Purchaser as a result of taking or omitting to take any action in relation to the Stream Documents save in the case of the Purchasers’ Agent’s gross negligence or wilful misconduct.

(d)
Each Purchaser shall, on demand by the Purchasers’ Agent, indemnify the Purchasers’ Agent on a proportionate basis (based on each Purchaser’s Share), against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which the Purchasers’ Agent may incur (and which, where applicable, have not been reimbursed by the Seller) to the extent required hereunder, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as the Purchasers’ Agent under the Stream Documents.

15.4         Sharing of Information

The Purchasers may share among themselves any information they may have from time to time concerning the Pretium Group Members whether or not such information is confidential, but shall have no obligation to do so, provided that any Confidential Information so shared will remain subject to the terms and conditions of Section 6.8. Each Pretium Group Member authorizes the Purchasers to share among each other any information possessed by any of them regarding the Pretium Group Members, subject to obligations of the Purchasers under Section 6.8.

15.5         Amendments to this Article

The Purchasers may amend any provision in this Article 15 without prior notice to or the consent of Pretium and the Seller, and the Purchasers shall provide a copy of any such amendment to Pretium and the Seller reasonably promptly thereafter; provided, however, that if any such amendment would adversely affect any rights, entitlements, obligations or liabilities of any of Pretium Group Member, such amendment shall not be effective until Pretium and the Seller provide their written consent thereto, such consent not to be unreasonably withheld or delayed.

15.6         Adjustments Among Purchasers

(a)
Each Purchaser agrees that it will at any time or from time to time, as required by any other Purchaser, purchase portions of the amounts due and owing to the other Purchasers and make any other adjustments which may be necessary or appropriate so that the amounts due and owing to each Purchaser, as adjusted under this Section, will, as nearly as possible, reflect each Purchaser’s Share determined as at the date of the exercise of any such rights.

(b)
For greater certainty, the Purchasers acknowledge and agree that, without limiting the generality of Section 15.6(a), those provisions will have application if and whenever any Purchaser shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, realization upon any Security or otherwise) on account of any money owing or payable by the Seller to it in excess of the amounts to which it would otherwise be entitled under Section 15.6(a).

(c)
The Seller and Pretium agree to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Purchasers under this Section 15.6.

15.7         Number of Purchasers

If at any time there are more than three Purchasers then, during the period there are more than three Purchasers, the Seller may satisfy its obligations to the Purchasers to deliver Refined Gold and Refined Silver to the Purchasers under Section 2.5(b) and to provide notices, documents, information and reports, as applicable, under Sections 2.4, 5.1, 5.2, 5.3 5.4, 5.5, 5.7(b), 5.8, 7.3(b), 7.5 and 8.1(a) and (b) by making deliveries or providing notices, documents, information and reports, as applicable, to the Purchasers’ Agent.

ARTICLE 16
GENERAL

16.1         Disputes and Arbitration

(a)
Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by any Party of such dispute, controversy or claim) shall be referred to the chief executive officer of Pretium and the chief executive officer of the Purchaser for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration administered by the International Center for Dispute Resolution, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to three qualified arbitrators in accordance with the Arbitration Rules, as may be amended from time to time, which Arbitration Rules shall govern such arbitration proceeding. The Party referring the matter to arbitration shall propose the name of the person it wishes to appoint as one of the three arbitrators. Within 20 days after receipt of such notice, the responding Party shall give notice to the referring Party advising of the person it wishes to appoint as the second of the three arbitrators. Those two persons nominated as arbitrators shall, within 20 days of receipt of the responding Party’s notice, appoint a third arbitrator. If such two nominees are unable to agree upon a third arbitrator within such 20-day period or the responding Party fails to notify the referring Party of the person it wishes to appoint as the second arbitrator within the applicable 20-day period, then in either case such arbitrator or arbitrators shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of any Party. The place of arbitration shall be Toronto, Ontario and the language of arbitration shall be English. The determination of such arbitrators by majority shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 16.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(b)
The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration, shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. None of the Parties shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(c)
The award of the arbitrators and any reasons for the decision of the arbitrators shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

16.2        Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

16.3        No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchasers and any Pretium Group Member.

16.4        Governing Law

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

16.5        Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or other by electronic communication, addressed to:

(i)	If to Pretium or the Seller to:

Pretium Resources Inc.
Suite 2300 Four Bentall Centre
1055 Dunsmuir Street Vancouver, B.C.
V7X 1L4

Attention:                President
Facsimile:                (604) 558-4784
E-mail:                      jovsenek@pretium.com

with a copy (which shall not serve as notice hereunder) to:

Blake, Cassels & Graydon LLP
2600 – 595 Burrard Street
Three Bentall Centre
Vancouver, B.C.
V7X 1L3

Attention:              Bob Wooder
Facsimile:               (604) 631-3309
E-mail:                     Bob.Wooder@Blakes.com

(ii)	If to any Purchaser, in accordance with the details specified in Schedule E, as amended from time to time in accordance with this Agreement

(iii)	If to Purchaser’s Agent:

c/o Appleby (Bermuda) Limited
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda

Attention:              Desirae Jones, Appleby Services (Bermuda) Ltd.
Facsimile:               (441) 298-3467

with a copy to:

Orion Resource Partners (USA) LP
1211 Avenue of the Americas, Suite 3000
New York, NY 10036

Attention:              General Counsel
Facsimile:               (212) 596-3489
Email:                      notices@orionresourcespartners.com

(iv)	If to Collateral Agent:

c/o Appleby (Bermuda) Limited
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda

Attention:                     Desirae Jones, Appleby Services (Bermuda) Ltd.
Facsimile:                     (441) 298-3467

with a copy to:

Orion Resource Partners (USA) LP
1211 Avenue of the Americas, Suite 3000
New York, NY 10036

Attention:              General Counsel
Facsimile:               (212) 596-3489
Email:                      notices@orionresourcepartners.com

or at such other address, facsimile number or email address as such Party from time to time directs in writing to the other Party. Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

16.6         Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning the entering into of this Agreement and none of the Parties or its Affiliates shall act in this regard without reasonable prior consultation with the other Parties, unless such disclosure is required to meet timely disclosure obligations of such Parties or their Affiliates under Applicable Laws in circumstances where prior consultation with the other Parties is not practicable, and a copy of such disclosure shall be provided to the other Parties at such time as it is made publicly available.

16.7         Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

16.8         Beneficiaries

Except as otherwise provided herein, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

16.9         Entire Agreement

This Agreement and the other Key Transaction Documents together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, with respect to the subject matter hereof and thereof by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the other Key Transaction Documents.

16.10       Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

16.11      Assignment

(a)	This Agreement and the other Stream Documents shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)
Subject to Sections 16.11(d) and (e), the Purchasers shall be entitled at any time and from time to time, to assign, including by way of syndication or granting of participation rights, any of its respective rights and obligations under any of this Agreement and the other Stream Documents without the consent of Pretium or the Seller.

(c)
Except as permitted under Article 7, neither Pretium or the Seller shall Transfer, in whole or in part, any of its rights or obligations under this Agreement or the other Stream Documents without the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers).

(d)	This Agreement may not be assigned in whole or in part to any Sanctioned Person or Sanctioned Entity.

(e)
Up until the Delivery Start Date and provided there is no Seller Event of Default, any assignment by a Purchaser pursuant to Section 16.11(b) will be subject to the Seller’s prior written consent, such consent not to be unreasonably withheld.

(f)
Subject to the Seller providing any consent required pursuant to Section 16.11(e), an assignment by a Purchaser shall become effective when the Seller, Pretium, the other Purchasers and the Collateral Agent have received from the assignee an agreement (addressed to all the Parties) to be bound by this Agreement and to perform the obligations assigned to it, in substantially the form of the Purchase Assignment Agreement. Any assignee shall be treated as a Purchaser for all purposes of this Agreement, shall be entitled to the full benefit hereof and shall be subject to the obligations of the assigning Purchaser to the same extent as if it were an original party in respect of the rights or obligations assigned to it, and the assigning Purchaser shall be released and discharged from its obligations hereunder.

16.12      Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect and the Parties shall negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

16.13      Costs and Expenses

Except as otherwise provided for in this Agreement and subject to the following sentence, all costs and expenses incurred by a Party shall be for its own account. The Seller shall pay to the Purchasers on demand all reasonable and documented costs and expenses of the Purchasers (including, without limitation, all fees, expenses and disbursements of legal counsel) in connection with: (i) its due diligence investigations in connection with the transactions contemplated by this Agreement; (ii) the preparation, negotiation, and completion of, this Agreement and the other Stream Documents and all instruments supplemental or ancillary thereto; (iii) any actual or proposed amendment or modification thereof or any waiver under the Stream Documents, and all instruments supplemental or ancillary thereto, made at the request of a Pretium Group Member; and (iv) the registration, maintenance and/or discharge of any of the Security in any public record office, provided that the Purchasers shall use reasonable efforts to keep such costs and expenses to a minimum.

16.14       Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

ORION CO-INVESTMENTS II (STREAM) LIMITED, in its capacity as a Purchaser

By:	“Melanie Simons”
Name: Melanie Simons
Title: Authorized Signatory

By:
Name:
Title:

BTO MIDAS L.P., by its general partner, BTO Holdings (Cayman) – NQ Manager L.L.C.

By:	“Christopher J. James”
Name: Christopher J. James
Title: Authorized Signatory

By:
Name:
Title:

PRETIUM RESOURCES INC.

By:	“Joseph Ovsenek”
Name: Joseph Ovsenek
Title: Director

By:	“Michelle Romero”
Name: Michelle Romero
Title: Vice President, Corporate

[Signature Page to Stream Agreement]

PRETIUM EXPLORATION INC.

By:	“Joseph Ovsenek”
Name: Joseph Ovsenek
Title: Director

By:	“Alicia Milne”
Name: Alicia Milne
Title: Corporate Secretary

ORION CO-INVESTMENTS II (STREAM) LIMITED, in its capacity as Purchaser’s Agent

By:	“Melanie Simons”
Name: Melanie Simons
Title: Authorized Signatory

By:
Name:
Title:

ORION CO-INVESTMENTS II (ED) LIMITED, in its capacity as Collateral Agent

By:	“Melanie Simons”
Name: Melanie Simons
Title: Authorized Signatory

By:
Name:
Title:

[Signature Page to Stream Agreement]

SCHEDULE A

Construction Budget

Major Area Description	US$
Mine Site	$21,424,000
Mine Underground	151,983,000
Mine Site Process	51,420,000
Mine Site Utilities	30,794,000
Mine Site Facilities	52,442,000
Mine Site Tailings (Brucejack Lake)	3,533,000
Mine Site Temporary Facilities	33,370,000
Mine Site Surface Mobile Equipment	14,572,000
Off-site Infrastructure	89,159,000
Indirects	121,788,000
Owner's Costs	114,215,000
Contingency	62,235,000
Grand Total	$746,935,000

SCHEDULE B

Description of Project Real Property (with Map)

Part A - Mineral Tenures

A.1 Brucejack Mineral Tenures

Mineral Title Number	Claim Name	Mining Lease Application Date (if applicable)	Good to Date	Area (ha)
509223		-	2026/jan/31	428.623
509397		-	2026/jan/31	375.147
509400		-	2026/jan/31	178.632
1027397	Quarry	July 8, 2014	2026/jan/31	53.6255
1027398	Bridge	July 8, 2014	2026/jan/31	160.9196
1027399		-	2026/jan/31	983.6067
1027400		-	2026/jan/31	500.3945
1027429	Lake	July 8, 2014	2026/jan/31	196.6047
1027431	West	July 8, 2014	2026/jan/31	53.6275
1027433	VOK	July 8, 2014	2026/jan/31	143.0047
1034915		-	2026/jan/31	89.3499
1034916		March 24, 2015	2026/jan/31	35.7419

A.2 Other Mineral Claims

Mineral Title Number	Claim Name	Good To Date	Area (ha)
570464	GOLDFIELD 10 NEWSTAKE 2	2026/jan/31	893.6421
587907		2026/jan/31	17.9051
607645		2026/jan/31	125.3425
637289	CASTLE 10	2026/jan/31	447.0176
685663		2026/jan/31	17.9031
685664	WHATHAPPENED	2026/jan/31	429.5086
685666	WHATHAPPENED2	2026/jan/31	35.7826
841449		2026/jan/31	429.5568

841454		2026/jan/31	178.9243
842943		2026/jan/31	196.8636
843011		2026/jan/31	143.2331
1026972	PL1	2026/jan/31	661.8809
1026976	PL4	2026/jan/31	1254.0539
1034945	Left Over	2026/jan/31	1108.4397

Part B – Fee Simple Parcels

Parcel Identifier	Legal Description	Registered Charges, Liens and Interests
005-549-591	Lot 18 Block 9 District Lot 466 Cassiar District Plan 818	Nil
009-891-951	Lot 17 Block 9 District Lot 466 Cassiar District Plan 818	Nil
014-206-323	Lot 19 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-331	Lot 20 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-340	Lot 21 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-358	Lot 22 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
014-206-366	Lot 23 Block 9 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res TC12193; registered to Her Majesty the Queen in Right of the Province of British Columbia
028-583-205	Parcel D (Being a Consolidation of Lots 18 to 21, see BB1753438) Block 8 District Lot 466 Cassiar District Plan 818	Undersurface and other Exc & Res M12825; registered to Her Majesty the Queen in Right of the Province of British Columbia

Part C – Crown land tenures

Document #	Description	Area	Term Start	Duration
916625	Licence of Occupation- Utility Right-of-Way – Electric Power Line, with a right to a statutory right of way if certain conditions are met.	2943.24 HECTARES MORE OR LESS	2015/08/01	6 yrs
920874	Licence of Occupation - Industrial Licence – Light Industrial	11.86 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920875	Licence of Occupation - Industrial Licence – Light Industrial	3.54 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920876	Licence of Occupation - Industrial Licence – Light Industrial	2.76 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920877	Licence of Occupation - Industrial Licence – Heavy Industrial	4.06 HECTARES MORE OR LESS	2015/08/01	30 yrs
920878	Licence of Occupation - Industrial Licence – Heavy Industrial	27.77 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920881	Licence of Occupation - Industrial Licence – Light Industrial	0.25 HECTARES MORE OR LESS.	2015/08/01	30 yrs
920910	Licence of Occupation – Transportation Licence – Airport/Airstrip	106.95 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920920	Licence of Occupation - Industrial Licence – Heavy Industrial	7.0 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920921	Licence of Occupation - Industrial Licence – Heavy Industrial	7.86 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
920922	Licence of Occupation - Industrial Licence – Heavy Industrial	18.23 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921268	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs

Document #	Description	Area	Term Start	Duration
921269	Licence of Occupation - Communication Licence – Communication Sites	0.2 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921270	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921271	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
921748	Licence of Occupation - Communication Licence – Communication Sites	0.78 HECTARES, MORE OR LESS.	2015/08/01	30 yrs
S25923	Special Use Permit for the purpose of construction and maintenance of road	Portion of existing road from 0 to 58.6 km, plus the 12 km Knipple Glacier crossing.	2015/07/23	Indefinite (until District Manager notifies Permittee of road deactivation or that the need for permanent deactivation is precluded)

SCHEDULE C

Project Schedule

**BJ -1 Page Summary
10-Sep-15 16:12

Brucejack EPCM Schedule (Current)
Summary Schedule

amec foster wheeler

Activity ID	Activity Name	% Cmplt	Current Start	Current Finish
SUMMARY			01-Sep-14 A	03-Aug-17
Engineering & Procurement			01-Sep-14 A	03-Feb-17
Engineering			01-Sep-14 A	24-Jun-16
DE-ENG	Engineering - Summary (LOE)	64%	01-Sep-14 A	24-Jun-16
Procurement			10-Nov-14 A	03-Feb-17
KO1000	Contracts - Early Construction Works (LOE)	75%	10-Nov-14 A	16-Oct-15
PO1000	Procurement for Major Equipment (LOE)	45%	15-Jan-15 A	28-Mar-16
PO1010	Major Equipment Fabrication and Delivery (LOE)	5%	02-Feb-15 A	03-Feb-17
Construction			01-Sep-14 A	02-Jun-17
Pre-Construction Stage			01-Sep-14 A	31-Oct-15
CN6163	Underground Early Development - 1260L & Alimak Raise (LOE)	65%	01-Sep-14 A	31-Oct-15
Stage-1 Construction			27-Aug-15	05-Aug-16
CN6105	Brucejack Transmission Line Stage 1 -Tree Clearing Only (LOE)	0%	27-Aug-15	05-Jan-16
CN1010	Stage-1 Site Preparation (LOE)	0%	05-Sep-15	24-Feb-16
CN3511	Mine Site 330-man Operation Camp Construction (LOE)	0%	29-Sep-15	21-Apr-16
CN6120	Knipple Transfer Area - Site Preparation & Camp (LOE)	0%	18-Oct-15	14-Mar-16
CN3500	Construction Facilities Development (LOE)	0%	24-Jan-16	26-Jul-16
CN1000	Brucejack Access Road Upgrade (LOE)	0%	01-Apr-16	05-Aug-16
Stage-2 Full Project Execution			06-Jan-16	08-May-17
CN6129	Knipple Transfer Area Building (LOE)	0%	06-Jan-16	07-Dec-16
CN3310	Mill Building Erection -to Enclosure (LOE)	0%	01-Mar-16	28-Sep-16
CN6115	Brucejack Transmission Line Stage-2 Construction (LOE)	0%	05-May-16	22-Aug-16
CN1700	Process Plant Construction (LOE)	0%	09-Sep-16	08-May-17
CN3120	SAG Mill, Ball Mill, and Regrind Mill Installation (LOE)	0%	29-Sep-16	22-Apr-17
CN3315	Mill Building Erection -Balance of Misc. Steel/Architectural Work (LOE)	0%	29-Sep-16	27-Apr-17
Lateral Development			01-Oct-15	31-Mar-17
CN3000	Underground Mine Lateral Development (LOE)	0%	01-Oct-15	31-Mar-17
Vertical Development			01-Oct-15	26-Apr-17
CN3010	Underground Mine Vertical Develpment (LOE)	0%	01-Oct-15	26-Apr-17
Infrastructure Development			30-Jun-16	02-Jun-17
CN3020	Underground Infrastructure Installation (LOE)	0%	30-Jun-16	02-Jun-17
Commissioning			03-Jun-17	03-Aug-17
Commissioning			03-Jun-17	03-Aug-17
CM1000	Commissioning (LOE)	0%	03-Jun-17	03-Aug-17

14
2015
2016
2017
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Remaining Level of Effort
Actual Level of Effort
Remaining Work
Critical Remaining Work
Actual Work
◆ Milestone

Page 1 of 1

Date	Revision	Checked	Approved
10-Sep-15	EPCM: Summary Schedule	cis

SCHEDULE D

Form of Purchaser Assignment Agreement

ASSIGNMENT AGREEMENT

This AGREEMENT is made as of the _____ day of ______________,_____.

B E T W E E N:

■

(the “Assignor”)

AND:

■

(the “Assignee”)

WHEREAS Orion Co-Investments II (Stream) Limited, BTO Midas L.P., Pretium Resources Inc., Pretium Exploration Inc., Orion Co-Investment II (Stream) Limited, as Purchasers’ Agent, and Orion Co-Investments II (ED) Limited, as Collateral Agent, are parties to a purchase and sale agreement dated ■, 2015 (as the same may be amended, restated, renewed or replaced from time to time, the “Purchase Agreement”);

AND WHEREAS the Assignor wishes to assign to the Assignee in accordance with the terms hereof all or a portion of its interest as a Purchaser under the Purchase Agreement and the Assignee wishes to accept such assignment and assume the obligations of the Assignor in respect of the Assigned Interest (as defined below) from and after the Assignment Date (as defined below);

AND WHEREAS this Agreement is being delivered to the other Parties in accordance with Section 16.11(f) of the Purchase Agreement.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereby agree as follows:

1.
Terms Defined in the Purchase Agreement. In this Agreement (including the recitals), words and expressions which are defined in the Purchase Agreement and which appear herein without definition shall have the respective meanings ascribed thereto in the Purchase Agreement.

2.
Assignment of Assigned Interest. The Assignor hereby irrevocably sells, assigns and transfers to the Assignee, effective as of                                                                                                     (the “Assignment Date”), all [or specify portion] of its rights as a Purchaser under the Purchase Agreement, together with all its right, title and interest (to the extent related to such assigned interest) in and to the Purchase Agreement and all other documents delivered pursuant thereto or in connection therewith (collectively, the “Assigned Interest”), and the Assignee hereby accepts such assignment and assumes all the Assignor’s obligations with respect to the Assigned Interest from and after the Assignment Date. Notwithstanding the foregoing, and for greater certainty, if any payments or deliveries with respect to the Assigned Interest have accrued up to and including the Assignment Date but are payable or deliverable by the Seller thereafter, as between the Seller and the Assignor (but without prejudice to any other agreement between the Assignor and the Assignee in that regard) such amounts or deliveries shall be paid or delivered by the Seller to the Assignor when such amounts become payable or deliverable in accordance with the terms of the Purchase Agreement; and the parties agree to make any necessary adjustments in this regard. The Assignee agrees to be bound by the Purchase Agreement and perform the obligations assigned to it hereunder.

3.
Updated Purchasers’ Schedule. Attached hereto is an updated version of Schedule C (Purchaser Information) to the Purchase Agreement (“Updated Purchasers’ Schedule”) reflecting the assignment and assumption of the Assigned Interest pursuant to this Agreement.

4.
Purchase Price and Payment. The Assignee hereby unconditionally and irrevocably agrees to pay US$                                                                 (the “Purchase Price”) to the Assignor on the Assignment Date as the purchase price for the Assigned Interest in immediately available same day funds to the Assignor’s account, as follows:

[particulars of account]

5.
Assignment Without Recourse. The Assignee shall have no recourse to the Assignor in respect of the Assigned Interest or any failure of the Seller or any other Person to observe and perform its obligations in respect thereof.

6.	Representations and Warranties of the Assignor. The Assignor represents and warrants to the Assignee as follows:

(a)	the Assignor has the power to enter into, deliver and perform, and has duly authorized the execution and delivery by it of, this Agreement and the performance of its obligations hereunder;

(b)	the Assignor has good and sufficient right, title and authority to assign the Assigned Interest to the Assignee; and

(c)	the Assigned Interest is free and clear of all security interests, liens, encumbrances and adverse claims whatsoever.

7.	Representations and Warranties of the Assignee. The Assignee represents, warrants and covenants to and in favour of the Assignor as follows:

(a)	the Assignee has the power to enter into, deliver and perform, and has duly authorized the execution and delivery by it of, this agreement and the performance of its obligations hereunder.

(b)
the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, the financial condition, affairs, status and nature of the Seller, Pretium and the Project and has not relied and will not hereafter rely on the Assignor to appraise or keep under review on its behalf the financial condition, affairs, status or nature of the Seller, Pretium or the Project; and

(c)
the Assignee acknowledges and confirms that, except as otherwise expressly provided herein, the Assignor is making no representations or warranties whatsoever as to the legality, effectiveness, validity, sufficiency, value or enforceability of the Purchase Agreement or any other document or instrument delivered by the Assignor to the Assignee in connection herewith and is not responsible for the non-performance thereof by any person or party thereto (other than the Assignor) or for the financial condition of the Seller, Pretium or any other person liable with respect to the Purchase Agreement or any other document or instrument entered into pursuant thereto or in connection therewith.

8.
Notices. Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	to the Assignee: ■

(b)	to the Assignor: ■

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

9.	Benefit of Agreement and Assignment. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.
Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect and the Parties shall negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

11.
Further Assurances. The parties shall, from time to time, take such action and execute and deliver such documents as may be reasonably necessary or appropriate to give effect to the terms, provisions and intent of this Agreement; provided that any such documents requested by the Assignee shall not be at the expense of the Assignor.

12.
Governing Law. This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.
Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the day and year first above written.

■

By:
Name
Title

■

By:
Name
Title

UPDATED VERSION OF SCHEDULE C

To be attached.

AGREEMENT AND UNDERTAKING BY ASSIGNEE

Capitalized terms not otherwise defined herein have the meanings given thereto in that certain Assignment Agreement made as of the _____ day of                                      , _____ between ■, as assignor, and ■, as assignee (the “Assignment Agreement”), a copy of which is annexed hereto.

Pursuant to Section 16.11(f) of the Purchase Agreement, the Assignee hereby agrees and undertakes in favour of the Seller, Pretium, the other Guarantors, the Purchasers, the Purchasers’ Agent and the Collateral Agent to be bound by the Purchase Agreement and to perform the obligations assigned to it under the Assignment Agreement.

■

By:
[Name]

[Title]

ACKNOWLEDGEMENT AND AGREEMENT BY SELLER AND PRETIUM

Capitalized terms not otherwise defined herein have the meanings given thereto in that certain Assignment Agreement made as of the _____ day of                                             , _____ between ■, as assignor, and ■, as assignee (the “Assignment Agreement”), a copy of which is annexed hereto.

The Seller and Pretium hereby consent to the assignment and assumption of the Assigned Interest pursuant to the Assignment Agreement (if required under the terms of the Purchase Agreement), and the Seller and Pretium agree that, effective upon the Assignment Date: (i) the Assigned Interest shall constitute the property of the Assignee; (ii) the Assignor shall be released from all of its obligations to the Seller and Pretium under the Purchase Agreement in respect of the Assigned Interest; and (iii) the Assignee shall be one of the Purchasers under the Purchase Agreement to the same extent as if the Assignee had entered into the Purchase Agreement. The Seller and Pretium hereby acknowledge receipt of the Updated Purchasers’ Schedule as attached to the Assignment Agreement.

The Seller agrees to make, effective from and after the Assignment Date, any delivery of Refined Gold, Refined Silver or any other payment or delivery that would otherwise be payable or deliverable in respect of the Assigned Interest to the Assignor under the Purchase Agreement to the Assignee.

PRETIUM EXPLORATION INC.

By:
[Name]

[Title]

PRETIUM RESOURCES INC.

By:
[Name]

[Title]

ACKNOWLEDGEMENT AND AGREEMENT BY OTHER PARTIES

Capitalized terms not otherwise defined herein have the meanings given thereto in that certain Assignment Agreement made as of the _____ day of                                             , _____ between ■, as assignor, and ■, as assignee (the “Assignment Agreement”), a copy of which is annexed hereto.

The Purchasers’ Agent hereby consents to the assignment and assumption of the Assigned Interest pursuant to the Assignment Agreement (if required under the terms of the Purchase Agreement).

The undersigned hereby acknowledge receipt of the Assignment Agreement. The undersigned hereby acknowledge receipt of the Updated Purchasers’ Schedule as attached to the Assignment Agreement and acknowledge that for all purposes it shall be a revised Schedule C under the Purchase Agreement.

[PURCHASERS’ AGENT]

By:
[Name]

[Title]

[COLLATERAL AGENT]

By:
[Name]

[Title]

[OTHER PURCHASERS]

By:
[Name]

[Title]

SCHEDULE E

Purchaser Information

Purchaser	Amount of Deposit	Purchaser’s Share

Orion Co-Investments II (Stream) Limited	$75,000,000	50%
c/o Appleby (Bermuda) Limited
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
Attention:            Desirae Jones, Appleby Services
                              (Bermuda) Ltd.
Facsimile:             (441) 298-3467

with a copy to:

Orion Resource Partners (USA) LP
1211 Avenue of the Americas, Suite 3000
New York, NY 10036
Attention:            General Counsel
Facsimile:             (212) 596-3489
Email:                    notices@orionresourcepartners.com

BTO Midas L.P.	$75,000,000	50%
c/o BTO Holdings (Cayman) – NQ Manager L.L.C.
345 Park Avenue, 27th Floor
New York, NY 10154
U.S.A.
Attention:            Kevin Kelly
Facsimile:             (212) 583-5692
Email:                    kevin.kelly@blackstone.com

with a copy to:
Borden Ladner Gervais LLP

Scotia Plaza, 40 King Street West
Toronto, ON
M5H 3Y4
Attention:            Erik Goldsilver
Facsimile:             (416) 682-2826
Email:                    egoldsilver@blg.com

SCHEDULE F
Valuator

1.                 Selection Criteria for Valuator

(a)	The Valuator shall be qualified to perform the matters in Section 7.3, having regard to the Valuator’s credentials and experience relevant to such matters.

(b)	The Valuator shall be independent of the Parties and their Affiliates and the Valuator shall provide the Parties with a written letter or report certifying its independence.

(c)
In determining the independence of the Valuator, the Partner shall consider the potential, if any, for bias on the part of the Valuator as a result of the involvement of the Valuator or any of its Affiliates in an evaluation, appraisal or review of the financial status of any Party or in other capacity as a service provider to a Party.

(d)	Lack of independence shall be deemed to exist in the following situations:

(i)
where the Valuator (or any of its Affiliates) was retained as an investment banker or underwriter by any Party or any Affiliate thereof (but not solely as a selling group member in a public offering of securities of any Party or any Affiliate thereof) within the 12-month period preceding the date of selection; and

(ii)	where the Valuator or any of its Affiliates is an advisor to any Party in respect of the transaction.

2.                 Valuation Principles

(a)	Non-Cash Consideration In determining the fair market value (in cash) of any non-cash consideration, the following will apply:

(i)
for any security that is listed on a securities exchange, the volume weighted average closing price (or last bid price if no closing price) of such security on the principal exchange for such security for the 20 trading days preceding the completion of the Change of Control of Pretium; and

(ii)
for any other property, the monetary consideration that, in an open, liquid and unrestricted market, a prudent and informed buyer would pay, after appropriate due diligence, to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

(b)	Consideration Attributable to the Project

In determining the value of the consideration attributable to the Project, the Valuator will have regard to:

(i)	any public disclosure applicable to the Change of Control;

(ii)	any evidence as to such matter provided by the Parties at the request of the Valuator; and

(iii)
where the Valuator is not otherwise reasonably satisfied as a result of (i) or (ii), the Valuator’s independent assessment of the value of the Project using a discounted cash flow model and other valuation methodologies applicable to valuing a mining project and a precious metals mining company.

3.                Timing of Determination

The Parties will cause the Valuator to complete its determination within 30 days after completion of the applicable Triggering Event.

4.                Decision Final and Binding

In acting in this matter, the Valuator will be acting as an expert and not as an arbitrator and its determination and decision will be final and binding on the Parties and not subject to appeal.

SCHEDULE G

Representations and Warranties of the Seller and Pretium

(a)
Organization and Powers. Each Pretium Group Member: (i) has been duly incorporated or formed and is validly existing under the laws of its incorporation or formation, as applicable; (ii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (iii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Stream Documents to which it is or will become a party, and to perform its obligations thereunder; and (iv) is qualified, licensed or registered to do business in all material respects in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the Seller’s or Pretium’s knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. Each Pretium Group Member is up-to-date in all material respects in all of its corporate filings and is (if applicable) in good standing in all material respects under Applicable Laws.

(b)
Authorization; No Conflict. The execution and delivery by each Pretium Group Member of the Stream Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (ii) conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (iii) violate any Applicable Law; or (iv) other than as contemplated by the Stream Documents, result in, or require, the creation or imposition of any Encumbrance on any property or assets of a Pretium Group Member.

(c)
Execution; Binding Obligation. Each Stream Document to which a Pretium Group Member is or will become a party: (i) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by the applicable Pretium Group Member; and (ii) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of such Pretium Group Member, enforceable against such Pretium Group Member in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)
Consents. No Pretium Group Member is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Stream Document or the consummation of the transactions contemplated herein and therein other than (i) those that have already been obtained and copies of which have been provided to the Purchasers’ Agent, including the TSX’s acceptance of the transactions contemplated herein that require TSX approval, and (ii) the filings required to be made prior to or following the Closing Date under the rules of the TSX.

(e)
Subsidiaries; Other Ventures. Schedule 4.1.5 to the Credit Agreement sets forth the true and complete list of all Subsidiaries of Pretium, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. No Person (other than Pretium or another Pretium Group Member) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other equity interests of any Subsidiary of Pretium. No Pretium Group Member is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. No Person has a direct or indirect ownership interest in any Subsidiary of Pretium or the Project Real Property, other than Pretium, the Seller and 089.

(f)
Chief Executive Office and Other Locations. The principal place of business and chief executive office of each Pretium Group Member as of the date hereof is set out in Schedule 4.1.6 to the Credit Agreement. The minute books and material corporate records of each Pretium Group Member are located at its chief executive office, and the only other offices and/or locations (other than the Project Real Property) where it keeps any tangible Collateral (except for inventory which is in transit) having an aggregate fair market value in excess of $1,000,000 or conducts any of its business as of the date hereof are set forth in Schedule 4.1.6 to the Credit Agreement.

(g)	Residence for Tax Purposes. Each of the Seller, Pretium and 089 is a resident of Canada (and no other jurisdiction) for tax purposes.

(h)	Solvency. No Pretium Group Member is insolvent within the meaning of Applicable Law.

(i)
No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give a Pretium Group Member or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract, Material Project Authorization or Material Order to which it is a party or by which it or its properties and assets may be bound, and, to the knowledge of the Seller and Pretium, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof. Without limiting the generality of the foregoing:

(i)	all Material Contracts as of the date hereof are set out in Schedule 1.1.83 to the Credit Agreement, and true and complete copies thereof have been made available to the Purchasers’ Agent;

(ii)
there are no material uncured breaches or defaults by any Pretium Group Member or, to the Seller’s or Pretium’s knowledge, by any counterparty thereto, under any Material Contract. All of the Material Contracts set out in Schedule 1.1.83 to the Credit Agreement have been entered into and are in full force and effect, unamended as of the date hereof (except pursuant to amendments identified in Schedule 1.1.83 to the Credit Agreement); and

(iii)
to the Seller’s or Pretium’s knowledge, neither any Pretium Group Member nor any counterparty thereto has grounds for rescission, avoidance or repudiation of any Material Contract and no Pretium Group Member has received notice from any counterparty to any Material Contract of any intention on the part of such counterparty to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

(j)
Construction Contracts. The Construction Contracts are all of the material contracts related to the construction of the Project that have been entered into as of the date of the making of this representation and warranty.

(k)	Real Property. Schedules 1.1.120 to the Credit Agreement set out a complete and accurate list of the Project Real Property. The Seller and 089, subject to Permitted Encumbrances:

(i)	has valid and subsisting leasehold title to all leases of real property included within the Project Real Property; and

(ii)
is the recorded holder of all of the legal right, title and interest in the mineral claims and mining leases included in the Project Real Property and the Seller owns the entire beneficial interest in and to all of the mineral claims and mining leases included in the Project Real Property.

The Project Real Property is free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedules 1.1.120 to the Credit Agreement, as of the date hereof, no Pretium Group Member holds any freehold, leasehold or other real property interests or rights (including licenses from landholders permitting the use of land, leases, rights of way, occupancy rights, surface rights and easements), which are required in connection with the development, construction and operation of the Project in accordance with the Mine Plan.

(l)
Other Collateral. The Pretium Group Members have good and valid title to, or leasehold interest in, all other Collateral that is not Project Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(m)	Project Property. Without limiting the generality of paragraph (k):

(i)
all of the Project Property is owned by the Seller, Pretium or 089 and, other than pursuant to any Permitted Encumbrances, no Person other than the Seller, Pretium or 089 has any right, title or interest in or to the Project Property;

(ii)
the Project Real Property constitutes all real property interests, mineral claims, mineral leases and surface rights as are necessary for the development, construction and mining operations of the Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Mine Plan;

(iii)
other than pursuant to the Franco-Nevada Royalty, ● this Agreement, the Offtake Agreement, any Permitted Encumbrance and Taxes Payable to any Governmental Body, none of the Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty; and

(iv)
other than pursuant to the Franco-Nevada Royalty, this Agreement, the Offtake Agreement, Permitted Encumbrances, ● and Applicable Laws, there are no restrictions on the ability of the Pretium Group Members to exploit the Project Real Property.

(n)
Maintenance of Project Property. All mineral claim maintenance fees, recording fees, Taxes and other amounts required to be paid, all other actions required to be taken and all other obligations required to be satisfied in order to maintain the Project Property in good standing as necessary to permit the development, construction and operation of the Project, substantially in accordance with the Mine Plan, have been paid, taken and satisfied in all material respects.

(o)
No Expropriation. Neither the Collateral, nor any material part thereof, has been taken or expropriated by any Governmental Body nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the knowledge of the Seller or Pretium, is there any intent or proposal to give any such notice or commence any such proceeding.

(p)
Insurance. The Collateral and the businesses and operations of the Pretium Group Members are insured with reputable insurance companies (not Affiliates of Pretium) in such amounts, with such deductibles and covering such risks as is consistent with insurance carried by reasonably prudent participants in similar businesses in similar locations, and such coverage is in full force and effect, and no Pretium Group Member has breached the terms and conditions of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by any Pretium Group Member under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the knowledge of the Seller and Pretium, each of the Pretium Group Members will be able to (i) renew existing insurance coverage as and when such policies expire or (ii) obtain comparable insurance coverage from similar institutions as may be necessary or appropriate to conduct its business and at a commercially reasonable cost.

(q)
Material Project Authorizations. The Pretium Group Members have obtained or been issued all Material Project Authorizations required to the date hereof. Without limiting the foregoing, the Pretium Group Members have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (A) that on the date this representation and warranty is made are not necessary for the conduct of development activities for the Project, as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of development activities for the Project and the eventual commencement and ongoing commercial production from the Project, as applicable (collectively, “Future Authorizations”) or (B) the failure of which to be obtained would not reasonably be expected to adversely affect in any material respect the ability of the Pretium Group Members to develop and construct the Project or to realize the commencement and ongoing operation of commercial production (including commercial production transactions) therefrom substantially in accordance with the Mine Plan. Without limiting the foregoing:

(i)
all Material Project Authorizations which have been obtained or issued as of the date hereof are set out in Schedule 1.1.85 to the Credit Agreement, true and complete copies thereof have been made available to the Purchasers’ Agent, and, to the knowledge of the Seller and Pretium, no Pretium Group Member is in any material respect in breach or default of the terms and conditions thereof; all of such Material Project Authorizations are in good standing in all material respects, and no proceeding is pending or, to the knowledge of the Seller and Pretium, threatened in writing to revoke or limit in any material respect any such Material Project Authorization; and

(ii)
to the knowledge of the Seller and Pretium, there are no facts or circumstances that would reasonably be expected to prevent the issuance, renewal or obtaining of any Material Project Authorizations (whether obtained or issued or to be obtained or issued), subject to the discretion of Governmental Bodies with respect to the issuance of Future Authorizations.

(r)
Construction Budget. The expenses identified in the Construction Budget and Project Schedule represent Pretium’s and the Seller’s best estimate (based on assumptions reasonably made the time such estimate was prepared) of projected expenses and schedule for the period covered thereby.

(s)	Bank Accounts. The Seller has no other bank accounts other than as set out in Schedule 4.1.19 of the Credit Agreement.

(t)
Applicable Laws; Conduct of Operations. Pretium and its Subsidiaries, including in the conduct of operations at the Project, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and mining operations in respect of the Project have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with. There are no pending or, to the knowledge of the Seller or Pretium, proposed changes to Applicable Laws that would render illegal or materially restrict the development and construction of the Project or the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

(u)	AML Legislation. Without limiting the generality of paragraph (t), the Pretium Group Members are in compliance with, and have not been charged under, AML Legislation.

(v)
Anti-Corruption and Sanctions. Without limiting the generality of paragraph (t), the Pretium Group Members and, to the knowledge of the Seller and Pretium, their respective directors, officers and employees are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any Pretium Group Member being designated as a Sanctioned Person or Sanctioned Entity. None of the Pretium Group Members or, to the knowledge of the Seller or Pretium, any of their respective directors, officers or employees, (i) has, in violation of Applicable Law, used, or authorized the use of, any funds of any Pretium Group Member for any contribution, gift, entertainment or other expenses relating to political activity, (ii) has, in violation of Applicable Law, made, or authorized the making of, any direct or indirect bribe, rebate, payoff, influence payment, kickback or other payment to any domestic or foreign government official or employee, or (iii) is a Sanctioned Person or a Sanctioned Entity. The transactions contemplated by this Agreement will not violate Anti-Corruption Laws or applicable Sanctions.

(w)	Environmental Compliance. Without limiting the generality of paragraph (t):

(i)
except as disclosed in Schedule 4.1.23 to the Credit Agreement, the Pretium Group Members, including without limitation the conduct of operations at the Project, have been and are in compliance in all material respects with all Environmental Laws;

(ii)
the Pretium Group Members have obtained all Material Project Authorizations required under Environmental Laws, other than Future Authorizations, which are necessary to construct, develop and operate the Project substantially in accordance with the Mine Plan;

(iii)
the Pretium Group Members have not used or permitted to be used, except in compliance in all material respects with all Environmental Laws, any of the Real Property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;

(iv)
there is no presence of any Hazardous Substance on, in or under any of the Real Property and no Hazardous Substances will be generated from any Pretium Group Member’s use of such Project Real Property (including without limitation as a result of the conduct of operations at the Project) except for any such presence or generation as will in all material respects be in compliance with all Environmental Laws;

(v)	none of the Pretium Group Members, nor any of the Real Property, is subject to any pending or, to the knowledge of the Seller or Pretium, threatened material:

(1)
claim, notice, complaint, allegation, investigation, application, order, requirement or directive that relates to matters covered by Environmental Law, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the knowledge of the Seller or Pretium, there is no basis for such a claim, notice, complaint, allegation, investigation, application, order, requirement or directive); or

(2)
allegation, demand, direction, Order, notice or prosecution with respect to any matter covered by Environmental Law applicable thereto including any laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Real Property and no Pretium Group Member has settled any allegation of non-compliance with Environmental Laws prior to prosecution;

(vi)
the Seller and Pretium have made available to the Purchasers’ Agent a true and complete copy of each material environmental audit, assessment, study or test of which it is aware relating to the Project, including any environmental and social impact assessment study reports;

(vii)	there are no material environmental liabilities in respect of the operations at the Project other than those identified in the Material Project Authorizations; and

(viii)
as of the date hereof, there are no pending or, to the knowledge of the Seller or Pretium, proposed (in writing) changes to Environmental Laws or environmental Authorizations referred to in paragraph (ii) above that would render illegal or materially restrict the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

(x)	●

(y)
Employee and Labour Matters. The Pretium Group Members are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any labour disruption or conflict involving any Pretium Group Member or directly affecting the Project. None of the Pretium Group Members is a party to a collective bargaining agreement.

(z)	Security. Pretium and its Subsidiaries have implemented security practices and procedures at the Project consistent with Good Industry Practice.

(aa)
Employee Benefit Plans. None of the Pretium Group Members is party to or liable for a defined benefit plan. No Employee Benefit Plan has any unfunded liabilities, determined in accordance with IFRS, that have not been fully accrued on the Financial Statements or that will not be fully offset by insurance. All Employee Benefit Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph (aa), “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by any Pretium Group Member or any of its Affiliates or with respect to which any Pretium Group Member or any of its Affiliates has any liability or obligation.

(bb)	Taxes.

(i)
Except for any such Taxes, assessments and reassessments which a Pretium Group Member is contesting in good faith and in respect of which adequate reserves have been established in accordance with IFRS:

(1)
all Taxes due and payable by the Pretium Group Members (whether or not shown due on any Tax Returns and whether or not assessed (or reassessed) by the appropriate Governmental Body) have been timely paid when due; and

(2)	all assessments and reassessments received by any Pretium Group Member in respect of Taxes have been paid when due.

(ii)
All Tax Returns required by Applicable Law to be filed by or with respect to any Pretium Group Member have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading in any material respect.

(iii)
Adequate provision has been made by Pretium in the Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent financial statements contained in the Public Disclosure Documents.

(iv)
Since the date of the most recent financial statements contained in the Public Disclosure Documents, no Pretium Group Member has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(v)
Except as disclosed in Schedule 4.1.28(e) to the Credit Agreement, no audit or other proceeding by any Governmental Body is pending or, to the knowledge of the Seller or Pretium, threatened (in writing) with respect to any Taxes due from or with respect any Pretium Group Member, and no Governmental Body has given written notice of any intention to assert any material deficiency or material claim for additional Taxes against any Pretium Group Member. There are no matters under audit or appeal or in dispute with any Governmental Body relating to Taxes.

(vi)
No Governmental Body of a jurisdiction in which a Pretium Group Member does not file Tax Returns has made any written claim that any Pretium Group Member is or may be subject to taxation by such jurisdiction. To the knowledge of the Seller or Pretium, there is no basis for a claim that any Pretium Group Member is subject to Tax in a jurisdiction in which such Pretium Group Member does not file Tax Returns.

(vii)
There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Pretium Group Member for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. Other than the requirement to renounce “Canadian exploration expenses”, no Pretium Group Member is bound by any tax sharing, allocation or indemnification or similar agreement.

(viii)
The Pretium Group Members have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

(cc)
Intellectual Property. Each of the Pretium Group Members owns, licenses or otherwise has the right to use all material licenses, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Pretium Group Members’ ability to develop, construct or operate the Project and carry on the Business). No claim or litigation regarding any of the foregoing is pending or, to the Seller’s or Pretium’s knowledge, threatened.

(dd)
Books and Records. The minute books and corporate records of each Pretium Group Member are up-to-date in all material respects and contain all minutes of all meetings and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the relevant Pretium Group Member.

(ee)	Financial Statements.

(i)
The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis and complied, as of their date of filing, with the applicable published rules and regulations of any stock exchange on which Pretium’s securities are listed and Securities Laws, and the Financial Statements present fairly, in all material respects, the financial condition of Pretium and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. Pretium does not intend to correct or restate, nor, to the knowledge of Pretium, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(ii)
There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Pretium or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)
PricewaterhouseCoopers LLP has been the auditor of Pretium since its inception and is “independent” as required under Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of Pretium.

(iv)	Pretium is in compliance with National Instrument 52-109Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

(ff)
Absence of Change. Except as disclosed in the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, since December 31, 2014, there has been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect.

(gg)
Related Party Transactions. Except as disclosed in the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, no Pretium Group Member has: (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof; or (ii) except as disclosed in Schedule 4.1.33 to the Credit Agreement, been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of such Pretium Group Member. Any transactions between a Pretium Group Member and a Related Party have been completed on reasonable commercial terms that, considered as a whole, are not in any material respect less advantageous to such Pretium Group Member, as the case may be, than if the transaction was with a Person dealing at arm’s length with such Pretium Group Member, as the case may be.

(hh)
No Liabilities. No Pretium Group Member has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements or after the date hereof as otherwise permitted pursuant to the Stream Documents.

(ii)	Litigation. Other than as set forth in Schedule 4.1.35 to the Credit Agreement:

(i)	there are no material Orders which remain unsatisfied against any Pretium Group Member or material consent decrees or injunctions to which any Pretium Group Member is subject; and

(ii)
there are no material investigations, actions, suits or proceedings at law or in equity by or before any Governmental Body which are pending or, to the knowledge of the Seller or Pretium, threatened in writing against any Pretium Group Member (or any of its properties or assets) or otherwise having a material impact on the ability of the Pretium Group Members to develop, construct or operate the Project and, to the knowledge of the Seller or Pretium, there is no ground on which any such action, suit or proceeding might be commenced.

(jj)	Debt Instruments. No Pretium Group Member has any Debt other than the Stream Obligations and Debt permitted under this Agreement.

(kk)
No Subordination. There is no Contract to which a Pretium Group Member is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Stream Obligations to any other obligation of it.

(ll)	Regulatory Compliance.

(ii)
Pretium is a “reporting issuer” (or the equivalent) in each of the provinces and territories in Canada (other than Quebec) and the State of New York and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. Pretium has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke Pretium’s reporting issuer status.

(iii)	All material filings and fees required to be made and paid by Pretium pursuant to Securities Laws have been made and paid when due.

(iv)
Since December 31, 2014, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading in any material respect. There is no material change (as defined in the Securities Act (British Columbia)) as of the date hereof relating to Pretium which has occurred and with respect to which the requisite material change report has not been filed with Canadian Securities Regulators and made publicly available on SEDAR. Pretium has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Body which at the date hereof remains confidential.

(mm)
Technical Disclosure. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Public Disclosure Documents for the Project have been prepared and disclosed in accordance with Applicable Law. Pretium is in compliance, in all material respects, with the requirements prescribed by National Instrument 43-101 (as in effect on the date of publication of the relevant report or information). The mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents were not, at the date of disclosure, inaccurate in any material respect. At the date hereof, there are no outstanding unresolved comments of the TSX, the NYSE or any Securities Regulator in respect of the technical disclosure made in the Public Disclosure Documents. To the knowledge of Pretium, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Project from the amounts last disclosed publicly by Pretium in the Public Disclosure Documents.

(nn)	No Default. No Event of Default has occurred and is continuing under any Stream Document.

(oo)
Disclosure. To the Knowledge of Pretium and the Seller, all information which has been prepared by or at the direction of Pretium relating to Pretium or its Subsidiaries and the Project and disclosed in writing to the Purchasers’ Agent is, as of the date such information was provided, true and correct in all material respects, taken as a whole and in light of the circumstances in which such disclosure is made, and no fact or facts have been omitted therefrom which would make such information materially misleading when taken as a whole and in light of the circumstances in which such disclosure is made. All forecasts, projections and budgets which have been prepared by or on behalf of Pretium relating to Pretium or its Subsidiaries and delivered to the Purchasers’ Agent represent Pretium’s reasonable estimates and assumptions as to future performance, which Pretium believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions. To the knowledge of Pretium and the Seller, there is no matter, thing, information, fact, data or interpretation thereof relative to Pretium or its Subsidiaries or the Project or which could reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Purchasers’ Agent.

(pp)
No Finders. No Pretium Group Member is party to any Contract that would give rise to a valid claim against the Purchaser for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.

SCHEDULE H

Representations and Warranties of the Purchasers

(a)
Organization and Powers. It (i) has been duly incorporated or formed and is validly existing under the laws of its incorporation or formation, as applicable; (ii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; and (iii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Stream Documents to which it is or will become a party, and to perform its obligations thereunder.

(b)
Authorization; No Conflict. The execution and delivery by it of the Stream Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (ii) conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any contract material to it; or (iii) violate any Applicable Law.

(c)
Execution; Binding Obligation. Each Stream Document to which it is or will become a party: (i) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by it; and (ii) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)
Consents. It is not required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Stream Document or the consummation of the transactions contemplated herein and therein.

(e)
No Finders. It is not party to any Contract that would give rise to a valid claim against any Pretium Group Member for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.